1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 28, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/08/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to Report Operating Results for the First half of 2008

2	Financial Statements for the Six Months Ended June 30, 2008 and 2007 and Independent Auditors’ Report (Stand alone)

3	Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007 and Independent Auditors’ Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Six Months Ended June 30, 2007 and 2008

Chunghwa Telecom Reports Operating Results for 1H 2008

Taipei, Taiwan, R.O.C. AUGUST 28, 2008—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its consolidated operating results for the first six months of 2008. All figures were prepared in accordance with ROC GAAP.

(Comparisons, unless otherwise stated, are with the prior year period)

Financial Highlights for 1H08:

•	Total consolidated revenue increased by 5.4% to NT$100.9 billion

•	Internet and data revenue grew by 1.8%;

ADSL & FTTB revenue increased by 0.8%

•	Mobile revenue decreased by 1.2%; Mobile VAS revenue increased by 31.7%

•	Net income totaled NT$23.2 billion, a decrease of 5.6%

•	Basic earnings per share (EPS) increased by 5.2% to NT$2.43

Financial Highlights for 2Q08:

•	Total consolidated revenue decreased by 0.6% to NT$50.0 billion

•	Internet and data revenue grew by 0.8%;

ADSL & FTTB revenue decreased by 0.7%

•	Mobile revenue decreased by 2.7%; Mobile VAS revenue increased by 28.3%

•	Net income totaled NT$12.5 billion, an increase of 0.1%

•	Basic earnings per share (EPS) increased by 12.0% to NT$1.31

Revenues

Chunghwa’s total consolidated revenue for the first half of 2008 increased by 5.4% year-on-year to NT$100.9 billion, of which 28.5% was from fixed-line services, 35.9% was from mobile services, 24.6% was from Internet and data services, and the remaining 11.0% was from other revenues, including handset sales of Chunghwa and SENAO. Revenue growth for the full six month period in 1H 2008 was mainly due to the consolidation of the Senao subsidiary, as only 2.5 months of Senao’s operational results were included in CHT’s consolidated 1H 2007 financials. In addition, the Internet and data businesses were a positive contribution. At NT$24.8 billion, Internet and data revenue in 1H 2008 was 1.8% higher than in 1H 2007. This was driven by the continued total broadband subscriber base growth and broadband speed upgrades, and was partly offset by an ADSL tariff adjustment that took effect on April 1, 2008. Mobile revenue decreased by 1.2% in the first half of 2008 to NT$36.3 billion. This was mainly due to the decrease in traffic and the tariff cuts imposed by the NCC. Fixed-line revenues decreased by 3.1% to NT$28.7 billion in the first half of this year. Local revenues decreased by 2.3% year-on-year due to broadband, mobile and VoIP substitution. Mobile and VoIP substitution was largely responsible for a 5.6% domestic long distance revenue decrease. In addition, International long distance revenue declined 3.2% year-on-year primarily due to increased competition for calling card services posed by our competitors’ prepaid card service and the decrease in settlement income resulting from the appreciation of new Taiwan dollars.

For the second quarter of 2008, total consolidated revenue was NT$50.0 billion, a 0.6% decrease from the same period last year. Of this, 28.7% was from fixed-line services, 36.3% was from mobile services and 24.5% was from Internet and data services, and over half of the remainder 10.5% were mainly attributed to the consolidation of revenue from SENAO.

Costs and expenses

For 1H 2008, total operating costs and expenses increased year-on-year by 4.9% to NT$68.6 billion, due primarily to the operating costs and expenses from subsidiaries, especially SENAO. For the parent company, total operating costs and expenses decreased by NT$0.42 billion, representing a year-over-year decrease of 0.7%. The decrease was primarily from decreased personnel and depreciation expenses.

For the second quarter of 2008, total operating costs and expenses decreased by 2.7%, mainly from declines in personnel expenses and depreciation, since the Company has not provided an early retirement program this year up to now and therefore incurred no related expenses.

Income tax

Income taxes for 1H 2008 were NT$7.0 billion, an increase of 8.8% compared to NT$6.4 billion for 1H 2007. This was mainly due to the higher effective tax rate for the 1H 2008 consolidated financials as compared to 1H 2007, resulting from a lower investment tax credits in 1H 2008.

EBITDA and net income

EBITDA for 1H 2008 increased 2.6% year-on-year to NT$51.5 billion. Due to the 2Q 2007 acquisition of SENAO, which has a lower EBITDA margin than Chunghwa, the Company’s EBITDA margin in 1H 2008 was 51.1%, down from 52.5% in 1H 2007. Net income for 1H 2008 was NT$23.2 billion, a decrease of 5.6%. The decrease in net income was due to the unrealized mark-to-market loss stemming from the foreign exchange derivative contract.

Capex

Capital expenditures totaled NT$11.3 billion for 1H 2008, of which 73.6% was for wire line equipment (including fixed-line and Internet and data), 12.7% was for wireless equipment, and the remainder was for other expenditures. Total capital expenditures increased due to a NT$1.2 billion purchase of state-owned land in 1Q 2008, where one of Chunghwa’s outlets is located.

Cash Flow

Net cash flow from operations increased by 27% to NT$41.5 billion, as compared to NT$32.7 billion in 1H 2007. This was primarily due to a decrease in other financial assets, an increase in accounts payable and taxes payable. As of June 30, 2008, the Company’s cash and cash equivalents totaled NT$95.3 billion, an increase of 15.8% year-on-year despite the capital reduction cash payment of NT$9.6 billion in January this year.

Businesses Performance Highlights:

Internet and Data Services

•	Total HiNet subscribers increased to 4.1 million as of June 30, 2008. HiNet broadband subscribers including HiNet ADSL and HiNet FTTx increased by 23,000 to 3.5 million quarter-on-quarter.

•

ADSL subscribers decreased by 126,000 to 3.5 million quarter-on-quarter. This decline was offset by strong growth in FTTB subscriptions, with 148,000 net additions to around 0.8 million over the course of the second quarter of 2008, bringing the total number of broadband subscribers to 4.3 million on June 30, 2008, a 3.4% increase compared to the same period of last year. By the end of June 2008, the number of ADSL and FTTx subscriptions with a service speed of greater than 8 Mbps reached 1.38 million, representing 32.1% of total broadband subscribers.

•	At the end of June 2008, Chunghwa had 508,000 MOD subscribers, with 73,000 new subscriptions added during the second quarter.

Mobile Services

•	As of June 30, 2008, Chunghwa had 8.8 million mobile subscribers, slightly up quarter-on-quarter by 0.63% compared to 8.7 million on March 31, 2008.

•

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the NCC, at the end of June 2008, the Company’s total subscriber market share (including 2G, 3G and PHS) was 35.6%, while its revenue share was 33.6%.

•	Chunghwa had 306,000 net additions to its 3G subscriber base during the second quarter, recording a 11.8% rise in the total number of 3G subscribers to 2.9 million on June 30, 2008.

•	Mobile VAS revenue for 1H 2008 was NT$3.4 billion, a 31.7% year-on-year increase, with SMS revenue up 24.9% and mobile Internet revenue up 58.2%.

Fixed-line Services

•	At the end of June 2008, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.9 million.

2008 Olympic Games on New Media

•

The Company broadcasted the 2008 Olympic Games across its MOD, emome and hiChannel platforms in August. According to its internal statistics, during the Olympic Games, from August 8 until August 24, the highest number of view household for MOD was up to 1.6 times compared to before the game.

•	HiChannel visitors were 3.3 times and the page views amounted to 11.3 times compared to before the Games.

•	Number of video clips viewed, page views and traffic over our mobile portal “emome” were 15.8, 10 and 10 times respectively, as compared to the period before the Games.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to ROC GAAP, which we use to prepare our consolidated financial statements.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen
Phone:	+886 2 2344 5488
Fax:	+886 2 3393 8188
Email:	ffshen@cht.com.tw
Address:	CHUNGHWA TELECOM CO., LTD.
21-3 Hsinyi Road, Section 1,
Taipei, Taiwan,
Republic of China

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Six Months Ended June 30, 2008 and 2007 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2008 and 2007, and the related statements of income, changes in stockholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd. and Equity-accounted investee of SENAO of Senao Networks, Inc. The aggregate carrying values of those equity method investees were NT$655,093 thousand and NT$614,285 thousand as of June 30, 2008 and 2007 and the equity in their earnings (loss) were NT$69,502 thousand and NT$(16,641) thousand, respectively, for the six months then ended. The financial statements of Taiwan International Standard Electronics Co., Ltd. and equity-accounted investee of SENAO of Senao Networks, Inc. as of and for the six months ended June 30, 2008 and 2007, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2008 and 2007, and the results of their operations and cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of the six months ended June 30, 2008 and 2007, and have expressed an modified unqualified opinion on those consolidated financial statements.

August 15, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2008		2007			2008		2007
	Amount	%	Amount	%		Amount	%	Amount	%
ASSETS					LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$91,744,722	19	$81,578,146	17	Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$3,313,291	1	$19,692	—
Financial assets at fair value through profit or loss (Notes 2 and 5)	135,238	—	65,441	—	Trade notes and accounts payable	6,919,396	1	6,716,189	2
Available-for-sale financial assets (Notes 2 and 6)	18,509,251	4	17,615,909	4	Payables to related parties (Note 24)	1,678,379	—	1,734,513	1
Held-to-maturity financial assets (Notes 2 and 7)	644,935	—	50,672	—	Income tax payable (Notes 2 and 21)	7,807,133	2	6,466,622	1
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,111,329 in 2008 and $3,552,669 in 2007 (Notes 2 and 8)	9,815,385	2	11,780,005	2	Accrued expenses (Notes 3 and 16)	11,193,670	2	11,201,346	2
					Dividends payable (Note 18)	40,716,130	9	34,610,885	7
Receivables from related parties (Note 24)	468,729	—	258,719	—	Other current liabilities (Note 17)	15,779,569	3	14,394,994	3

Other current monetary assets (Notes 5 and 9)	2,828,805	1	5,488,598	1
Inventories, net (Notes 2 and 10)	2,969,686	1	2,844,675	1	Total current liabilities	87,407,568	18	75,144,241	16

Deferred income taxes (Notes 2 and 21)	1,073,256	—	11,452	—
Other current assets (Note 11)	4,520,898	1	3,431,541	1	DEFERRED INCOME	1,831,946	—	1,218,169	—

Total current assets	132,710,905	28	123,125,158	26	RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

LONG-TERM INVESTMENTS					OTHER LIABILITIES
Investments accounted for using equity method (Notes 2 and 12)	7,376,058	2	3,052,841	1	Accrued pension liabilities (Notes 2 and 23)	5,105,108	1	2,562,025	1
Financial assets carried at cost (Notes 2 and 13)	2,261,048	—	1,941,280	—	Customers’ deposits	6,236,222	2	6,416,855	1
Held-to-maturity financial assets (Notes 2 and 7)	763,852	—	243,222	—	Deferred credit-profit on intercompany transactions (Note 24)	1,117,755	—	—	—
Other monetary assets (Notes 14 and 25)	1,000,000	—	2,000,000	—	Other	425,213	—	806,504	—

Total long-term investment	11,400,958	2	7,237,343	1	Total other liabilities	12,884,298	3	9,785,384	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)					Total liabilities	102,218,798	21	86,242,780	18

Cost
Land	101,855,226	21	100,928,932	21	STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Land improvements	1,484,013	—	1,482,502	—	Common capital stock—$10 par value;
Buildings	62,433,677	13	59,399,295	12	Authorized: 12,000,000 thousand shares
Computer equipment	15,022,254	3	15,539,392	3	Issued: 9,557,777 thousand shares in 2008 and 9,667,845 thousand shares in 2007	95,577,769	20	96,678,451	20

Telecommunications equipment	642,086,379	135	634,486,404	134
Transportation equipment	2,751,402	1	3,263,270	1	Preferred stock $10 par value	—	—	—	—

Miscellaneous equipment	7,418,057	2	7,934,272	2	Capital stock to be issued	1,390,313	—	9,667,845	2

Total cost	833,051,008	175	823,034,067	173	Additional paid-in capital
Revaluation increment on land	5,820,548	1	5,823,991	2	Capital surplus	198,308,651	42	200,592,390	42

	838,871,556	176	828,858,058	175	Donated capital	13,170	—	13,170	—
Less: Accumulated depreciation	532,618,692	112	516,797,492	109	Equity in additional paid-in capital reported by equity-method investees	1,367	—	3,309	—

	306,252,864	64	312,060,566	66	Total additional paid-in capital	198,323,188	42	200,608,869	42

Construction in progress and prepayments for equipment	14,370,085	3	20,343,422	4	Retained earnings:

					Legal reserve	52,859,566	11	48,036,210	10
Property, plant and equipment, net	320,622,949	67	332,403,988	70	Special reserve	2,675,419	1	2,678,723	1

					Unappropriated earnings	19,532,657	4	24,674,913	5

INTANGIBLE ASSETS (Note 2)					Total retained earnings	75,067,642	16	75,389,846	16

3G concession	7,860,392	2	8,609,001	2	Other adjustments
Other	299,993	—	205,620	—	Cumulative translation adjustments	(12,295)	—	(4,445)	—

					Unrecognized net loss of pension	(87)	—	—	—
Total intangible assets	8,160,385	2	8,814,621	2	Unrealized gain (loss) on financial instruments	(1,183,967)	—	800,068	—

					Unrealized revaluation increment	5,823,085	1	5,824,210	2

OTHER ASSETS					Total other adjustments	4,626,736	1	6,619,833	2

Idle assets (Note 2)	927,512	—	928,384	—
Refundable deposits	1,243,701	—	1,438,453	1	Total stockholders’ equity	374,985,648	79	388,964,844	82

Deferred income taxes (Notes 2 and 21)	1,485,073	1	841,103	—
Other	652,963	—	418,574	—

Total other assets	4,309,249	1	3,626,514	1

TOTAL	$477,204,446	100	$475,207,624	100	TOTAL	$477,204,446	100	$475,207,624	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 24)	$93,367,447	100	$92,325,836	100
OPERATING COSTS (Note 24)	46,094,220	49	46,514,834	50

GROSS PROFIT	47,273,227	51	45,811,002	50

OPERATING EXPENSES (Note 24)
Marketing	12,625,911	13	12,473,922	13
General and administrative	1,599,300	2	1,601,546	2
Research and development	1,473,205	2	1,618,168	2

Total operating expenses	15,698,416	17	15,693,636	17

INCOME FROM OPERATIONS	31,574,811	34	30,117,366	33

NON-OPERATING INCOME AND GAINS
Interest income	845,778	1	690,649	1
Gains on disposal of financial instruments, net	756,241	1	16,534	—
Equity in earnings of equity method investees, net	258,169	—	48,978	—
Dividends income	14,664	—	58,074	—
Other	153,306	—	125,422	—

Total non-operating expenses and losses	2,028,158	2	939,657	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	2,734,885	3	—	—
Foreign exchange loss, net	730,230	1	3,047	—
Losses on disposal of property, plant and equipment	41,321	—	21,664	—
Valuation loss on inventory	20,407	—	560	—
Interest expenses	132	—	388	—
Other	51,873	—	65,689	—

Total non-operating expenses and losses	3,578,848	4	91,348	—

INCOME BEFORE INCOME TAX	30,024,121	32	30,965,675	34
INCOME TAX (Notes 2 and 21)	6,793,608	7	6,366,830	7

NET INCOME	$23,230,513	25	$24,598,845	27

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 22)
Basic earnings per share	$3.14	$2.43	$2.91	$2.31

Diluted earnings per share	$3.14	$2.43	$2.91	$2.31

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

	Common Capital Stock		Preferred Stock		Capital Stock to Be Issued	Addi- tional Paid-in Capital	Retained Earnings			Other Adjustments					Total Stock- holders’ Equity
										Cumu- lative Trans- lation Adjust- ments	Un- recognized Net Loss of Pension	Un- realized Gain or Loss on Financial Instruments	Un- recognized Re- valuation Increment	Trea- sury Stock
	Shares (Thou- sands)	Amount	Shares (Thou- sands)	Amount			Legal Reserve	Special Reserve	Unappro- priated Ear- nings
BALANCE, JANUARY 1, 2008	9,667,845	$96,678,451	—	$—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$395,067,708

Adjustment of adoption paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	—	(115)	—	(115)

Appropriations of prior years earnings
Legal reserve	—	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—
Cash dividend—NT$4.26 per share	—	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	(40,716,130)
Stock dividend—NT$0.1 per share	—	—	—	—	955,778	—	—	—	(955,778)	—	—	—	—	—	—
Employees’ bonus—cash	—	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	(1,303,605)
Employees’ bonus—stock	—	—	—	—	434,535	—	—	—	(434,535)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	(43,454)

Net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	—	23,230,513	—	—	—	—	—	23,230,513

Unrealized loss on financial instruments in investee	—	—	—	—	—	—	—	—	—	—	—	(13,766)	—	—	(13,766)

Equity adjustments in investee	—	—	—	—	—	1,364	—	—	(18,846)	—	—	—	—	—	(17,482)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(10,315)	—	—	—	—	(10,315)

Adjustment for unrecognized net loss of pension in investee	—	—	—	—	—	—	—	—	—	—	3	—	—	—	3

Cancellation of treasury stock—110,068 thousand common shares (Notes 2 and 19)	(110,068)	(1,100,682)	—	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	(1,207,709)	—	—	(1,207,709)

BALANCE, JUNE 30, 2008	9,557,777	$95,577,769	—	$—	$1,390,313	$198,323,188	$52,859,566	$2,675,419	$19,532,657	$(12,295)	$(87)	$(1,183,967)	$5,823,085	$—	$374,985,648

BALANCE, JANUARY 1, 2007	9,667,845	$96,678,451	—	$—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454	$(3,304)	$—	$541,072	$5,824,600	$—	$400,016,558

Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	—	(390)	—	(390)

Appropriations of prior years earnings
Legal reserve	—	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—
Cash dividend—NT$3.58 per share	—	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	(34,610,885)
Employees’ bonus—cash	—	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	(35,904)

Capital surplus transferred to capital stock	—	—	—	—	9,667,845	(9,667,845)	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2007	—	—	—	—	—	—	—	—	24,598,845	—	—	—	—	—	24,598,845

Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	—	(1,293)	—	—	(1,293)

Equity adjustments in investee	—	—	—	—	—	3,378	—	—	(7,994)	—	—	—	—	—	(4,616)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(1,141)	—	—	—	—	(1,141)

Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	260,289	—	—	260,289

BALANCE, JUNE 30, 2007	9,667,845	$96,678,451	—	$—	$9,667,845	$200,608,869	$48,036,210	$2,678,723	$24,674,913	$(4,445)	$—	$800,068	$5,824,210	$—	$388,964,844

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,230,513	$24,598,845
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	335,579	420,849
Depreciation and amortization	19,134,387	19,896,272
Valuation loss on inventory	20,407	560
Valuation loss (gain) on financial instruments, net	2,734,885	(2,597)
Amortization of discount of financial assets	(1,192)	—
Gain on disposal of financial instruments, net	(756,241)	(16,534)
Losses on disposal of property, plant and equipment, net	40,518	15,323
Equity in earnings of equity method investees	(258,169)	(48,978)
Dividends received from equity investees	—	44,000
Deferred income taxes	(1,185,404)	(281,972)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	543,031	(85,780)
Trade notes and accounts receivable	323,014	340,315
Receivables from related parties	(257,103)	(210,951)
Other current monetary assets	4,780,221	539,535
Inventories	481,607	(519,240)
Other current assets	(3,305,782)	(3,708,884)
Increase (decrease) in:
Trade notes and accounts payable	(3,637,407)	(2,518,260)
Payables to related parties	71,747	741,401
Income tax payable	846,629	(2,060,918)
Accrued expenses	(3,763,411)	(7,595,475)
Other current liabilities	1,105,918	1,418,045
Deferred income	326,796	262,750
Accrued pension liabilities	1,193,144	1,308,324

Net cash provided by operating activities	42,003,687	32,536,630

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets	(4,900,000)	(11,021,947)
Proceeds from disposal of available-for-sale financial assets	2,701,761	707,545
Acquisitions of held-to-maturity financial assets	(300,000)	(300,000)
Proceeds from disposal of held-to-maturity financial assets	41,854	6,106
Acquisition of financial assets carried at cost	(200,000)	—
Proceeds from disposal of financial assets carried at cost	354,933	—
Acquisition of investment accounted for using equity method	(3,202,809)	(1,093,268)
Acquisitions of property, plant and equipment	(11,225,747)	(9,578,117)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
Proceeds from disposal of property, plant and equipment	$1,823,900	$12,025
Increase of intangible assets	(52,971)	(59,958)
Increase in other assets	(138,629)	(46,413)

Net cash used in investing activities	(15,097,708)	(21,374,027)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of long-term loans	—	(300,000)
Decrease in customers’ deposits	(48,546)	(170,095)
Increase (decrease) in other liabilities	(307,498)	246,185
Decrease in due to stockholders for capital reduction	(9,557,777)	—

Net cash used in financing activities	(9,913,821)	(223,910)

NET INCREASE IN CASH AND CASH EQUIVALENTS	16,992,158	10,938,693

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	74,752,564	70,639,453

CASH AND CASH EQUIVALENTS, END OF PERIOD	$91,744,722	$81,578,146

SUPPLEMENTAL INFORMATION
Interest paid	$132	$388

Income tax paid	$7,133,234	$8,709,720

NON-CASH FINANCING ACTIVITIES
Dividend payable	$40,716,130	$34,610,885

Payables to employees’ bonuses and remuneration to directors and supervisors	$1,347,059	$1,292,523

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of Senao International Co., Ltd. made during the six months ended June 30, 2007 to assets acquired and liabilities assumed, based on their fair values:

Cash	$617,003
Financial assets at fair value through profit or loss	86,796
Trade notes and accounts receivable	2,024,443
Inventories	1,625,790
Other current assets	334,055
Long-term investment	12,941
Property, plant and equipment	1,316,657
Identifiable intangible assets	365,920
Other assets	134,869
Short-term loans and current portion of long-term loans	(100,000)
Trade notes and accounts payable	(1,629,324)
Other current liabilities	(714,517)
Long-term liabilities	(580,000)
Other liabilities	(92,579)

Total	3,402,054
Percentage of ownership	31.3285%

Acquisition cost	$1,065,813

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of Chunghwa by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of Chunghwa on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The numbers of employees as of June 30, 2008 and 2007 are 24,519 and 24,097, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper and bond with resale agreements purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset, when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements—10 to 30 years; buildings—10 to 60 years; computer equipment—6 to 10 years; telecommunications equipment—6 to 15 years; transportation equipment—5 to 10 years; and miscellaneous equipment—3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software and patents.

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stocks as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

Reclassifications

Certain accounts in the financial statements as of and for the six months ended June 30, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the six months ended June 30, 2008.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning January 1, 2008. These bonuses were previously recorded as appropriations from earnings. The adoption of this interpretation resulted in a decrease of NT$562,776 thousand (including NT$548,054 thousand recorded by Chunghwa and NT$14,722 thousand recorded by its equity-accounted investees) in net income and a decrease in basic earnings per share (after income tax) of NT$0.06 for the six months ended June 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2008	2007
Cash
Cash on hand	$87,664	$101,736
Bank deposits	16,542,583	5,168,604
Negotiable certificate of deposit, annual yield rate—ranging from 2.00%—4.31% and 1.40%—5.38% for 2008 and 2007, respectively	49,449,950	38,918,596

	66,080,197	44,188,936

Cash equivalents
Commercial paper purchased, annual yield rate—ranging from 1.99%—2.02% and 1.36%—5.36% for 2008 and 2007, respectively	25,664,525	36,739,210
Bond with resale agreements, annual yield rate—ranging from 2.50%—2.90% for 2007	—	650,000

	25,664,525	37,389,210

	$91,744,722	$81,578,146

As of June 30, 2008 and 2007, foreign deposits in bank were as following:

	June 30
	2008	2007
United States of America—New York (US$290,917 thousand and US$6,810 thousand for 2008 and 2007, respectively)	$8,830,509	$222,939
Hong Kong (US$35,377 thousand, EUR862 thousand, JPY10,016 thousand and GBP198 thousand for 2008 and US$1,998 thousand, EUR628 thousand, JPY35,830 thousand and GBP169 thousand for 2007)	1,130,090	113,649

	$9,960,599	$336,588

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2008	2007
Current
Derivatives—financial assets Index future contracts	$135,238	$65,441

Derivatives—financial liabilities
Currency option contracts	$3,274,607	$—
Forward exchange contracts	38,684	11,820
Index future contracts	—	7,872

	$3,313,291	$19,692

Chunghwa entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of June 30, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included listed stocks, mutual funds and derivative instruments.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on June 30, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
June 30, 2008

Sell	USD/NTD	2008.07-2008.09	USD	320,000
	EUR/USD	2008.08	EUR	18,105
	GBP/USD	2008.08	GBP	2,250
	JPY/USD	2008.08	JPY	523,000
June 30, 2007

Sell	USD/GBP	2007.09	USD	150
	EUR/USD	2007.09	EUR	31,300
	GBP/USD	2007.09	GBP	2,675
	JPY/USD	2007.09	JPY	653,950

Outstanding index future contracts on June 30, 2008 and 2007 were as follows:

	Maturity Date	Units	Contract Amount (in Thousands)
June 30, 2008

AMSTERDAM IDX FUT	2008.07	13	EUR	1,209
IBEX 35 INDX FUTR	2008.07	7	EUR	897
CAC40 10 EURO FUT	2008.07	3	EUR	141
DAX INDEX FUTURE	2008.09	1	EUR	172
MINI S&P/MIB FUT	2008.09	37	EUR	1,155
FTSE 100 IDX FUT	2008.09	18	GBP	1,065
TOPIX INDEX FUTURE	2008.09	36	JPY	504,432
S&P 500 FUTURE	2008.09	16	USD	5,373
S&P 500 EMINI FUTURE	2008.09	38	USD	2,549

June 30, 2007

AMSTERDAM IDX FUT	2007.07	9	EUR	970
CAC40 10 EURO FUT	2007.07	45	EUR	2,679
IBEX 35 INDEX FUTR	2007.07	7	EUR	1,037
DAX INDEX FUTURE	2007.09	10	EUR	1,941
MINI S&P/MIB FUT	2007.09	23	EUR	965
FTSE 100 IDX FUT	2007.09	36	GBP	2,378
TOPIX INDEX FUTURE	2007.09	34	JPY	604,860
S&P 500 FUTURE	2007.09	23	USD	8,755
S&P 500 EMINI FUTURE	2007.09	10	USD	761

As of June 30, 2008 and 2007, the deposits paid for index future contracts were $101,374 thousand and $63,619 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman (included in “other current assets”) with annual yield rate of 8%. As of June 30, 2008, there are 240 remaining valuation periods.

Net losses arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2008 and 2007 were $2,104,697 thousand (including realized settlement gains of $559,140 thousand and valuation losses of $2,663,837 thousand; such valuation loss included a total of $2,694,448 from foreign currency derivative contract with Goldman) and $74,306 thousand (including realized settlement losses of $77,018 thousand and valuation gain of $2,712 thousand), respectively.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	June 30
	2008	2007
Open-end mutual funds	$17,483,417	$16,134,581
Foreign listed stocks	789,379	961,850
Real estate investment trust fund	236,455	278,650
Listed stocks	—	240,828

	$18,509,251	$17,615,909

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2008	2007
Corporate bonds	$1,349,676	$150,000
Collateralized loan obligation	59,111	143,894

	1,408,787	293,894
Less: Current portion	644,935	50,672

	$763,852	$243,222

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	$3,290,123	$3,535,141
Provision for doubtful accounts	332,403	418,888
Accounts receivable written off	(511,197)	(401,360)

Balance, end of period	$3,111,329	$3,552,669

9.	OTHER CURRENT MONETARY ASSETS

	June 30
	2008	2007
Accrued custodial receipts from other carriers	$641,245	$772,158
Tax refund receivable	—	3,221,136
Other	2,187,560	1,495,304

	$2,828,805	$5,488,598

10.	INVENTORIES, NET

	June 30
	2008	2007
Supplies	$1,538,235	$1,829,318
Work in process	171,293	155,546
Merchandise	512,341	130,005
Materials in transit	787,890	730,867

	3,009,759	2,845,736
Less: Valuation allowance	40,073	1,061

	$2,969,686	$2,844,675

11.	OTHER CURRENT ASSETS

	June 30
	2008	2007
Prepaid expenses	$3,411,415	$2,535,899
Prepaid rents	762,115	622,311
Miscellaneous	347,368	273,331

	$4,520,898	$3,431,541

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,207,996	31	$1,107,259	31

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,995,721	100	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	876,867	49	999,655	49
Chunghwa System Integration Co., Ltd. (“CHSI”)	781,034	100	—	—
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	578,926	40	532,107	40
CHIEF Telecom Inc. (“CHIEF”)	415,145	69	253,553	70
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	101,297	100	116,432	100
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	88,207	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	78,973	30	—	—
Chunghwa Telecom Global, Inc. (“CHTG”)	77,695	100	—	—
KingWay Technology Co., Ltd. (“KWT”)	75,671	33	—	—
ELTA Technology Co., Ltd. (“ELTA”)	42,883	32	26,784	21
Spring House Entertainment Inc. (“SHE”)	40,250	56	17,051	30
Donghwa Technology Co., Ltd. (“DHT”)	15,393	100	—	—

(Continued)

	June 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”)	$—	100	$—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”)	—	100	—	100

	6,168,062		1,945,582

	$7,376,058		$3,052,841

(Concluded)

Chunghwa invested Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa invested Chunghwa System Integration Co., Ltd. (“CHSI”) in December 2007, for a purchase price of $838,506 thousand. CHSI engages mainly in providing communication and information aggregative services.

Chunghwa invested CHIEF Telecom Inc. in October 2007 and September 2006, for a purchase price of $171,513 thousand and $310,652 thousand, respectively. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP finished registration in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. (“Viettel-CHT”) in Vietnam in April 2008, by investing US$3,000 thousand cash. V-CHT engages mainly in IDC services.

Chunghwa invested Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested Chunghwa Telecom Global, Inc. (“CHTG”) in December 2007, for a purchase price of $70,429 thousand. CHTG engages mainly in international data and internet services and long distance wholesales.

Chunghwa invested KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchasing price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa invested ELTA Technology Co., Ltd. (“ELTA”) in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA on July 23, 2008.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa.

Chunghwa invested Donghwa Telecom Co., Ltd. (“DHT”) in December 2007 for a purchase price of $11,430 thousand, DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”) and Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHS”) 100% owned subsidiary in July 2008, for a purchase price of $200,000 thousand, CHS engages mainly in data wholesale, IP Transit, IPLC, IP VPN, and voice wholesale services.

The carrying values of the equity investees and the equity in their earnings as of June 30, 2008 and 2007 are based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	49,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15

	$2,261,048		$1,941,280

Chunghwa invested in IBT II in January 2008, for a purchase price of 200,000 thousand. IBT II engages mainly in investment and completed its incorporation on February 13, 2008.

Chunghwa invested GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand stocks. GMC engages mainly in computer software wholesale and circuit engineering and wire communication services. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC has been overruled, and notified Chunghwa officially on May 5, 2008 that Chunghwa should dispose of all investment in GMC no later than June 30, 2008, otherwise, NCC will enforce a fine according to Telecommunication Act, and the fine may be imposed consecutively until the violation is rectified. Chunghwa has disposed 4,100 thousand stocks of GMC in April 2008. Chunghwa has filed an appeal to NCC on April 30, 2008 and requested NCC officially to suspend the enforcement on June 10, 2008. On July 3, 2008, NCC resolved that according to the administrative penal provisions, Chunghwa will not be subject to fine in a suitable time.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized a impairment loss of $22,000 thousand for the year ended December 31, 2007.

Chunghwa invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS mainly engaged in IP-Private Branch Exchange (IP PBX) and design of voice security module.

Chunghwa disposed all stocks of Siemens with carrying value $5,250 thousand in March 2008, for a selling price of $314,055 thousand and Chunghwa recognized a disposal gain of $308,805 thousand.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	June 30
	2008	2007
Piping Fund	$1,000,000	$1,000,000
Fixed—Line Fund	—	1,000,000

	$1,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds were used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors. According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund effective from January 1, 2008. In connection with the dissolution, the Interior disposed the assets liabilities related to the Fixed-Line Fund during the final accounting of the fiscal year 2007. Chunghwa received the full amount of its original contribution of $1,000,000 thousand on January 11, 2008.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2008	2007
Cost
Land	$101,855,226	$100,928,932
Land improvements	1,484,013	1,482,502
Buildings	62,433,677	59,399,295
Computer equipment	15,022,254	15,539,392
Telecommunications equipment	642,086,379	634,486,404
Transportation equipment	2,751,402	3,263,270
Miscellaneous equipment	7,418,057	7,934,272

Total cost	833,051,008	823,034,067
Revaluation increment on land	5,820,548	5,823,991

	838,871,556	828,858,058

Accumulated depreciation
Land improvements	871,734	834,481
Buildings	15,714,076	14,749,012
Computer equipment	11,512,642	11,818,891
Telecommunications equipment	495,542,339	479,447,214

(Continued)

	June 30
	2008	2007
Transportation equipment	$2,603,643	$3,149,482
Miscellaneous equipment	6,374,258	6,798,412

	532,618,692	516,797,492

Construction in progress and advances related to acquisitions of equipment	14,370,085	20,343,422

Property, plant and equipment, net	$320,622,949	$332,403,988

(Concluded)

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity—other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity—other adjustments. As of June 30, 2008, the unrealized revaluation increment was decreased to $5,823,085 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2008 and 2007 amounted to $18,636,189 thousand and $19,424,868 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2008 and 2007.

16.	ACCRUED EXPENSES

	June 30
	2008	2007
Accrued salary and compensation	$8,482,722	$7,737,796
Accrued franchise fees	1,219,579	1,117,852
Other accrued expenses	1,491,369	2,345,698

	$11,193,670	$11,201,346

17.	OTHER CURRENT LIABILITIES

	June 30
	2008	2007
Advances from subscribers	$5,226,374	$4,656,551
Amounts collected in trust for others	2,580,798	2,832,933
Payables to employees’ bonuses and remuneration to directors and supervisors	1,347,059	1,292,523
Payables to equipment suppliers	1,312,458	1,412,969
Payables to constructors	1,025,968	408,002
Refundable customers’ deposits	955,192	959,830
Miscellaneous	3,331,720	2,832,186

	$15,779,569	$14,394,994

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,557,776,912 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issue on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2008, the outstanding ADSs were 1,781,712 thousand units, which equaled approximately 178,171 thousand common shares and represented 18.64% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the six months ended June 30, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and represented 3.37% and 0.2%, respectively, of net income after setting aside 10% legal reserve.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolute in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2007 and 2006 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2008 and June 15, 2007 as follows:

	Appropriation and Distribution		Dividend Per Share
	2007	2006	2007	2006
Legal reserve	$4,823,356	$3,998,445	$—	$—
Reversal of special reserve	3,304	1,461	—	—
Cash dividends	40,716,130	34,610,885	4.26	3.58
Stock dividends	955,778	—	0.10	—
Employee bonus—cash	1,303,605	1,256,619	—	—
Employee bonus—stock	434,535	—	—	—
Remuneration to directors and supervisors	43,454	35,904	—	—

On June 27, 2008, the board of directors of Chunghwa resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. Furthermore, they resolved to reduce the same amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and to refund the excess funds to shareholders. The proposal was resolved by the stockholders’ meeting which was held on August 14, 2008.

The stockholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,667,845 thousand to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of NT$9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110,068 thousand held by Chunghwa and concurrently cancelled.

Information on the appropriation of 2007 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since January 1, 1998.

19.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	110,068	—
Increase	—	—
Decrease	(110,068)	—

Balance, end of period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The shares repurchased by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholders’ meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,028,408	$4,132,847	$10,161,255
Insurance	284,013	192,257	476,270
Pension	800,023	567,919	1,367,942
Other compensation	3,844,789	2,647,897	6,492,686

	$10,957,233	$7,540,920	$18,498,153

Depreciation expense	$17,620,558	$1,015,631	$18,636,189

Amortization expense	$429,819	$67,943	$497,762

	Six Months Ended June 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,323,531	$4,047,627	$10,371,158
Insurance	293,755	188,873	482,628
Pension	884,355	584,523	1,468,878
Other compensation	5,131,105	3,434,256	8,565,361

	$12,632,746	$8,255,279	$20,888,025

Depreciation expense	$18,355,653	$1,069,215	$19,424,868

Amortization expense	$427,601	$43,368	$470,969

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Six Months Ended June 30
	2008	2007
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$7,506,021	$7,741,409
Add (deduct) tax effects of:
Permanent differences	(278,522)	(190,384)
Temporary differences	1,367,337	398,691
Additional tax at 10% on undistributed earnings	—	8,260
Investment tax credits	(785,317)	(1,490,453)

Income tax payable	$7,809,519	$6,467,523

b.	Income tax expense consists of the following:

	Six Months Ended June 30
	2008	2007
Income tax payable	$7,809,519	$6,467,523
Income tax—separated	131,752	120,112
Income tax—deferred	(1,185,404)	(281,972)
Adjustments of prior years’ income tax	37,741	61,167

	$6,793,608	$6,366,830

c.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2008	2007
Current
Deferred income tax assets:
Valuation loss on financial instruments, net	$835,079	$—
Provision for doubtful accounts	513,261	339,806
Unrealized foreign exchange loss	207,337	—
Other	30,840	22,299

	1,586,517	362,105
Valuation allowance	(513,261)	(339,806)

	1,073,256	22,299
Deferred income tax liability:
Unrealized foreign exchange gain	—	(10,847)

Net deferred income tax assets	$1,073,256	$11,452

Noncurrent deferred income tax assets:
Accrued pension cost	$1,391,601	$755,237
Impairment loss	80,502	85,866
Losses on disposal of property, plant and equipment	12,970	—

	$1,485,073	$841,103

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2008	2007
Balance of Imputation Credit Account (ICA)	$13,645,995	$9,746,573

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings were 31.37% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of June 30, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

22.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2008

EPS was calculated as follows:
Basic earnings per share	$30,024,121	$23,230,513	9,557,777	$3.14	$2.43

SENAO’ stock-based
Compensation	(5,009)	(5,009)	—
Employee bonus	—	—	9,616

Diluted earnings per share	$30,019,112	$23,225,504	9,567,393	$3.14	$2.43

Six months ended June 30, 2008

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,024,121	$23,230,513	11,608,363	$2.59	$2.00

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,019,112	$23,225,504	11,617,979	$2.58	$2.00

Six months ended June 30, 2007

EPS was calculated as follows:
Basic earnings per share	$30,965,675	$24,598,845	10,634,630	$2.91	$2.31

SENAO’ stock-based
Compensation	(11,334)	(11,334)	—

Diluted earnings per share	$30,954,341	$24,587,511	10,634,630	$2.91	$2.31

Six months ended June 30, 2007

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,965,675	$24,598,845	12,685,216	$2.44	$1.94

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,954,341	$24,587,511	12,685,216	$2.44	$1.94

Chunghwa presumes that the bonuses to employees will be settled in shares and takes those shares into consideration when calculating the weighted average number of shares outstanding used in the calculation of diluted EPS. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the shareholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2008 and 2007 was due to the effect of potential common stock of stock options by SENAO.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the July 1, 2005 may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The monthly contribution shall not be less than 6% of each employee’s monthly salary. Chunghwa made monthly contributions equal to 6% of each employee’s monthly salary to employee’s pension accounts beginning July 1, 2005.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $2,961,507 thousand and $2,521,981 thousand as of June 30, 2008 and 2007, respectively.

Pension costs of Chunghwa were $1,410,232 thousand ($1,374,036 thousand subject to defined benefit plan and $36,196 thousand subject to defined contribution plan) and $1,524,809 thousand ($1,496,208 thousand subject to defined benefit plan and $28,601 thousand subject to defined contribution plan) for the six months ended June 30, 2008 and 2007, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary (it was the equity-accounted investee in January 2007, and has substantial control in April 2007.)
Light Era Development Co., Ltd. (“LED”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary (it was the subsidiary of equity- accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
Spring House Entertainment Inc. (“SHE”)	Subsidiary (it was the equity-accounted investee, it becomes to Chunghwa’s subsidiary since January 2008)
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary (it was the subsidiary of equity- accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary (it was the indirect owned subsidiary of equity-accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Uni-Gate Telecom Inc.	Subsidiary of CHIEF
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee
KingWay Technology Co., Ltd. (“KWT”)	Equity-accounted investee
Viettel-Cht Co., Ltd. (Viettel-CHT)	Equity-accounted investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Equity-accounted investee of CHI

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2008		2007
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes and accounts receivable
SENAO	$273,901	59	$214,071	83
LED	91,134	19	—	—
CHTG	67,594	15	16,349	6
CHIEF	19,524	4	17,449	7
CIYP	12,724	3	3,159	1
Others	3,852	—	7,691	3

	$468,729	100	$258,719	100

2) Payables to related parties

Trade notes payable, accounts payable, and accrued expenses
SENAO	$727,653	43	$897,928	52
CSI	197,902	12	115,923	6
TISE	183,439	11	127,719	7
ELTA	19,225	1	10,618	1
CHTG	18,128	1	11,896	1
CHIEF	17,024	1	6,289	—
CIYP	16,216	1	—	—
Others	1,516	—	11,117	1

	1,181,103	70	1,181,490	68

Payable to constructors
CSI	45,406	3	—	—
TISE	41,628	3	95,657	5
ELTA	—	—	14,494	1

	87,034	6	110,151	6

Amounts collected in trust for others
SENAO	323,400	19	439,583	26
LED	74,962	4	—	—
Others	11,880	1	3,289	—

	410,242	24	442,872	26

	$1,678,379	100	$1,734,513	100

3) Revenue in advance - land (included in “other current liabilities”)

LED	$80,677	—	$—	—

	Six Months Ended June 30
	2008		2007
	Amount	%	Amount	%
4) Revenues

SENAO	$1,093,469	1	$285,593	—
CHIEF	99,869	—	80,938	—
CHTG	90,048	—	34,692	—
SKYSOFT	16,657	—	—	—
CIYP	13,400	—	3,051	—
Others	19,588	—	18,713	—

	$1,333,031	1	$422,987	—

5) Operating costs and expenses

SENAO	$3,350,546	6	$2,147,391	4
TISE	285,372	1	178,184	—
ELTA	189,232	—	12,130	—
CSI	165,465	—	151,268	—
CIYP	101,364	—	—	—
CHIEF	79,872	—	20,207	—
DHT	38,063	—	—	—
CHTG	28,609	—	36,188	—
SHE	15,336	—	—	—
Others	2	—	420	—

	$4,253,861	7	$2,545,788	4

6) Acquisition of property, plant and equipment

CSI	$324,994	3	$127,520	1
TISE	205,065	2	392,491	5
CHTG	37,022	—	35,292	—

	$567,081	5	$555,303	6

Chunghwa sold the land with a carrying value of $703,125 thousand to Light Era Development Co., Ltd.(“LED”) at price of $1,820,880 thousand. However, since the gain on disposal of land amounting to $1,117,755 thousand is unrealized, the gain is recognized as deferred credit—profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

The transaction terms, except of SENAO, CHIEF, CIYP were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2008, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $1,004,818 thousand.

b.	Acquisitions of telecommunications equipment of $21,856,769 thousand.

c.	Unused letters of credit of $1,076,870 thousand.

d.	Contracts to print billing, envelops and selling gifts $190,220 thousand.

e.	Chunghwa also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2008 (from July 1, 2008 to December 31, 2008)	$642,132
2009	1,100,092
2010	795,156
2011	520,016
2012 and thereafter	468,379

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government. For Piping Fund, Chunghwa understands that if the project is considered no longer be necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the fund upon dissolution of the fund.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

h.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court. The complaint alleged that Chunghwa infringed Giga Media’s R.O.C. Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damage of NT$500,000 thousand and interest calculated at 5% from the date the indictment was received by Chunghwa to the payment date. Chunghwa claims that its service technique is different from the nature of Giga Media’s patent and that it does not need to use Giga Media’s PPPoE technique for its services. Chunghwa has filed a statement of defense with the Taiwan Taipei District Court.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	June 30
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$91,744,722	$91,744,722	$81,578,146	$81,578,146
Financial assets at fair value through profit or loss	135,238	135,238	65,441	65,441
Available-for-sale financial assets	18,509,251	18,509,251	17,615,909	17,615,909
Held-to-maturity financial assets—current	644,935	644,935	50,672	50,672
Trade notes and accounts receivable, net	9,815,385	9,815,385	11,780,005	11,780,005
Receivable from related parties	468,729	468,729	258,719	258,719
Other current monetary assets	2,828,805	2,828,805	5,488,598	5,488,598
Investments accounted for using equity method	7,376,058	9,100,776	3,052,841	5,622,013
Financial assets carried at cost	2,261,048	2,261,048	1,941,280	1,941,280
Held-to-maturity financial assets— noncurrent	763,852	763,852	243,222	243,222
Other noncurrent monetary assets	1,000,000	1,000,000	2,000,000	2,000,000
Refundable deposits	1,243,701	1,243,701	1,438,453	1,438,453
Liabilities
Financial liabilities at fair value through profit or loss	3,313,291	3,313,291	19,692	19,692
Trade notes and accounts payable	6,919,396	6,919,396	6,716,189	6,716,189
Payables from related parties	1,678,379	1,678,379	1,734,513	1,734,513
Accrued expenses	11,193,670	11,193,670	11,201,346	11,201,346
Dividend Payable	40,716,130	40,716,130	34,610,885	34,610,885
Amounts collected in trust for others (included in “other current liabilities”)	2,580,798	2,580,798	2,832,933	2,832,933
Payables to employees’ bonuses and remuneration to directors and supervisors (included in “other current liabilities”)	1,347,059	1,347,059	1,292,523	1,292,523
Payables to equipment suppliers (included in “other current liabilities”)	1,312,458	1,312,458	1,412,969	1,412,969
Payables to constructors (included in “other current liabilities”)	1,025,968	1,025,968	408,002	408,002
Refundable customers’ deposits (included in “other current liabilities”)	955,192	955,192	959,830	959,830
Hedging derivative financial liabilities (included in “other current liabilities”)	5,263	5,263	—	—
Customers’ deposits	6,236,222	6,236,222	6,416,855	6,416,855

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

c.	Fair values of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2008	2007	2008	2007
Assets
Financial assets at fair value through profit or loss—current	$135,238	$65,441	$—	$—
Available-for-sale financial assets	18,509,251	17,615,909	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	2,861	—	—
Liabilities
Financial liabilities at fair value through profit or loss	38,684	19,692	3,274,607	—
Hedging derivative financial liabilities (classified as other current liabilities)	5,263	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management believes that Chunghwa’s exposure to default by those parties is low.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the six months ended June 30, 2008 and 2007.

Outstanding forward exchange contracts of hedge as of June 30, 2008 and 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2008

Sell	USD/NTD	2008.09	US$	65,000

June 30, 2007

Sell	USD/NTD	2007.09	US$	15,000

As of June 30, 2008 and 2007, the forward exchange contract was measured at fair value of $5,263 thousand (classified as other current liabilities) and $2,861 thousand (classified as other current monetary assets).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the six months ended June 30, 2008 and 2007 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of June 30, 2008 and 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2008

Buy	USD/NTD	2008.07	NT$	149,934

June 30, 2007

Buy	USD/NTD	2007.07	NT$	31,727

2)	Market risk

SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. The gain and loss from the fluctuation of exchange rate under forward contracts was offset by that of the hedged assets or liabilities. Therefore, the market risk was not significant.

3)	Credit risk

Financial assets represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The maximum credit risk amount of all kinds of financial instruments is equal to its book value.

4)	Liquidation risk

SENAO’s investments in domestic open-end mutual fund and convertible bonds are publicly-traded, easily converted to cash. Therefore, no material cash flow risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk would be anticipated. SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. There will be corresponding cash inflows or outflows upon maturity dates, and SENAO has sufficient cash flow and operating capital to meet the cash demand, thus; there shall be no risk on raising capital. In addition, the exchange rates in the forward contracts are fixed; therefore, there is no significant risk of cash flow.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 8.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074	$1,207,996	31	$3,013,545	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,995,721	100	2,995,721	Note 1
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000	876,867	49	953,059	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	781,034	100	620,896	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760	578,926	40	752,450	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	415,145	69	367,640	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	101,297	100	101,297	Note 1
		Viettel-CHT Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	—	88,207	33	88,207	Note 1
		Skysoft Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	4,438	78,973	30	39,606	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	77,695	100	69,678	Note 1
		KingWay Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,002	75,671	33	16,341	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	3,886	42,883	32	41,035	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	40,250	56	25,908	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	15,393	100	15,393	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,434,472	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	201,496	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	121,110	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		iD Branding Ventures	—	Financial assets carried at cost	7,500	$75,000	8	$78,548	Note 2
		RPTI International	—	Financial assets carried at cost	9,234	49,500	12	46,479	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	20,000	9	6,134	Note 2
		ACS ACTIVIDADES CONS Y SERV EUR0.50	—	Available-for-sale financial assets	4	6,650	—	6,177	Note 5
		ALLEANZA ASSICURAZIONI EUR0.5	—	Available-for-sale financial assets	19	7,591	—	6,288	Note 5
		ALPHA BANK A.E ORD SHS	—	Available-for-sale financial assets	7	7,472	—	6,543	Note 5
		ALSTOM EUR14 (POST- CONSOLIDATION)	—	Available-for-sale financial assets	1	3,307	—	7,075	Note 5
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	12	7,716	—	5,707	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,365	—	7,399	Note 5
		BASF SE Eur 1.28	—	Available-for-sale financial assets	3	6,615	—	6,772	Note 5
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	7,926	—	6,697	Note 5
		Daimler AG ORD NPV REGD	—	Available-for-sale financial assets	3	9,741	—	6,065	Note 5
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	2	5,383	—	5,905	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,331	—	6,597	Note 5
		ENI SPA EUR1	—	Available-for-sale financial assets	6	6,654	—	6,807	Note 5
		ERSTE BANK DER OST NPV	—	Available-for-sale financial assets	4	7,330	—	6,857	Note 5
		FRANCE TELECOM EUR4	—	Available-for-sale financial assets	7	7,953	—	6,564	Note 5
		FRESENIUS MEDICAL CARE AG & NPV	—	Available-for-sale financial assets	4	6,313	—	6,899	Note 5
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	3,460	—	7,337	Note 5
		GEMALTO EUR1	—	Available-for-sale financial assets	6	6,691	—	6,480	Note 5
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	8	6,748	—	6,446	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	7	7,243	—	6,883	Note 5
		KON KPV NV SHS	—	Available-for-sale financial assets	14	7,637	—	7,167	Note 5
		KONINKLIJKE AHOLD NV EUR0.30	—	Available-for-sale financial assets	16	7,194	—	6,466	Note 5
		M.A.N AG ORD	—	Available-for-sale financial assets	2	5,122	—	6,176	Note 5
		MAPFRE S.A.	—	Available-for-sale financial assets	45	6,687	—	6,617	Note 5
		MERCK KGAA NPV	—	Available-for-sale financial assets	2	7,619	—	7,454	Note 5
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,338	—	6,953	Note 5
		NATIONAL BANK OF GREECE EUR5.00 (REGD)	—	Available-for-sale financial assets	—	—	—	—	Note 5
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	9	7,587	—	6,572	Note 5
		OMV AG AKT	—	Available-for-sale financial assets	3	6,422	—	6,954	Note 5
		PPR eur4	—	Available-for-sale financial assets	2	6,526	—	6,447	Note 5
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,091	—	7,632	Note 5
		SALZGITTER AG ORD NPV	—	Available-for-sale financial assets	1	6,313	—	6,682	Note 5
		SANOFI-AVENTIS EUR2 ORD SHS	—	Available-for-sale financial assets	3	6,933	—	6,924	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,279	—	6,088	Note 5
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	6,931	—	7,198	Note 5
		UMICORE UMICORE	—	Available-for-sale financial assets	5	7,620	—	7,023	Note 5
		UNILEVER NV-CVA CVA EUR0.16	—	Available-for-sale financial assets	8	7,688	—	6,689	Note 5
		UNION FENOSA, S.A.	—	Available-for-sale financial assets	4	7,528	—	6,432	Note 5
		VALEO ACT	—	Available-for-sale financial assets	6	6,789	—	5,780	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,344	—	7,019	Note 5
		VIVENDI SA EUR5.50	—	Available-for-sale financial assets	6	7,279	—	6,931	Note 5
		VOESTALPINE AG NPV	—	Available-for-sale financial assets	3	6,820	—	7,058	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		AEGIS GROUP PLC GBP0.05	—	Available-for-sale financial assets	58	$4,431	—	$3,791	Note 5
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15	3,104	—	6,551	Note 5
		AVIVA PLC ORDINARY 25P SHARES	—	Available-for-sale financial assets	12	4,432	—	3,519	Note 5
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	13	5,089	—	2,375	Note 5
		BARCLAYS PLC- SUB SHRS (RIGHT)	—	Available-for-sale financial assets	3	137	—	17	Note 5
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,199	—	5,381	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,722	—	5,306	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	29	10,035	—	10,300	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,663	—	4,816	Note 5
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	26	5,127	—	5,929	Note 5
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	7	2,878	—	4,027	Note 5
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,502	—	3,539	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,512	—	2,059	Note 5
		ICAP PLC SHS	—	Available-for-sale financial assets	10	4,399	—	3,413	Note 5
		IMPERIAL TOBACCO GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,356	—	4,140	Note 5
		MAN GROUP PLC ORD USD0.03428571	—	Available-for-sale financial assets	12	4,365	—	4,523	Note 5
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,525	—	3,982	Note 5
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,194	—	3,285	Note 5
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,651	—	4,193	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,383	—	7,126	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,669	—	4,028	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,482	—	4,681	Note 5
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	8	2,820	—	4,688	Note 5
		UNITED UTILITIES PLC ORD GBP1	—	Available-for-sale financial assets	10	4,195	—	4,032	Note 5
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	3,894	—	4,986	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	58	5,779	—	5,220	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,479	—	4,508	Note 5
		ACOM CO LTD. JPY50	—	Available-for-sale financial assets	4	3,414	—	4,065	Note 5
		BENESSE CORPORATION	—	Available-for-sale financial assets	3	3,444	—	3,351	Note 5
		CASIO COMPUTER CO LTD. ORD	—	Available-for-sale financial assets	8	3,321	—	2,757	Note 5
		CENTRAL JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,503	—	3,715	Note 5
		DAIKIN INDUSTRIES LTD.	—	Available-for-sale financial assets	2	2,509	—	3,713	Note 5
		EAST JAPAN RAILWAY CO NPV	—	Available-for-sale financial assets	—	3,626	—	3,746	Note 5
		FAMILYMART CO LTD. FAMILY MART CO LTD.	—	Available-for-sale financial assets	4	3,620	—	5,011	Note 5
		FANUC LTD.	—	Available-for-sale financial assets	1	3,292	—	3,592	Note 5
		FAST RETAILING CO LTD. NPV	—	Available-for-sale financial assets	2	3,297	—	4,356	Note 5
		FUJITSU LTD. SHS	—	Available-for-sale financial assets	14	3,439	—	3,185	Note 5
		GLORY LTD. NPV	—	Available-for-sale financial assets	4	2,390	—	3,137	Note 5
		HITACHI CONSTRUCTION MACHINE NPV	—	Available-for-sale financial assets	3	3,455	—	2,834	Note 5
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	2,187	—	3,481	Note 5
		KAJIMA CORPORATION KAJIMA CORPORATION	—	Available-for-sale financial assets	31	3,835	—	3,320	Note 5
		KAWASAKI KISEN KAISHA LTD. NPV	—	Available-for-sale financial assets	11	2,281	—	3,166	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		KOBE STEEL LTD. SHS	—	Available-for-sale financial assets	33	$3,248	—	$2,896	Note 5
		KONAMI CORP jpy50	—	Available-for-sale financial assets	3	3,250	—	2,999	Note 5
		KYOWA HAKKO KOGYO CO LTD.	—	Available-for-sale financial assets	14	4,321	—	4,397	Note 5
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,122	—	4,097	Note 5
		MATSUSHITA ELECTRIC INDL CO	—	Available-for-sale financial assets	5	3,146	—	3,305	Note 5
		MINEBEA CO MINEBEA CO LTD.	—	Available-for-sale financial assets	19	3,396	—	3,329	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,798	—	3,435	Note 5
		MITSUBISHI ELECTRIC CORP NPV	—	Available-for-sale financial assets	12	3,205	—	3,966	Note 5
		MITSUI & CO LTD. ORD	—	Available-for-sale financial assets	6	3,792	—	4,062	Note 5
		MITSUI O.S.K. LINES LTD.	—	Available-for-sale financial assets	9	3,269	—	3,931	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,435	—	3,580	Note 5
		NIPPON ELECTRIC GLASS CO LTD.	—	Available-for-sale financial assets	6	3,538	—	3,182	Note 5
		NIPPON OIL CORPORATION JPY50	—	Available-for-sale financial assets	15	3,707	—	3,087	Note 5
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,614	—	3,537	Note 5
		NSK LIMITED	—	Available-for-sale financial assets	13	3,900	—	3,486	Note 5
		ONO PHARMACEUTICAL CO LTD.	—	Available-for-sale financial assets	2	3,495	—	3,377	Note 5
		SANKYO CO LTD., GUNMA	—	Available-for-sale financial assets	2	3,283	—	3,596	Note 5
		SHIONOGI & CO LTD.	—	Available-for-sale financial assets	6	3,668	—	3,629	Note 5
		SHISEIDO CO LTD. ORD	—	Available-for-sale financial assets	4	2,687	—	2,806	Note 5
		T&D HOLDINGS INC NPV	—	Available-for-sale financial assets	2	3,224	—	3,770	Note 5
		TAISHO PHARMACEUTICAL CO LTD.	—	Available-for-sale financial assets	5	3,149	—	2,842	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,131	—	4,068	Note 5
		TOPPAN PRINTING CO LTD. NPV	—	Available-for-sale financial assets	10	3,410	—	3,375	Note 5
		TOYO SUISAN KAISHA LTD.	—	Available-for-sale financial assets	5	3,265	—	3,464	Note 5
		WEST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,410	—	3,309	Note 5
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,010	—	5,629	Note 5
		ADOBE SYSTEMS INC COM USD0.0001	—	Available-for-sale financial assets	5	5,455	—	5,860	Note 5
		APACHE CORP COM	—	Available-for-sale financial assets	1	4,090	—	5,261	Note 5
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	2,642	—	5,311	Note 5
		APPLIED BIOSYSTEMS GROUP-APP COM APP BIOSYST GP USD0.01	—	Available-for-sale financial assets	5	4,810	—	5,081	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,244	—	6,211	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,408	—	4,997	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,192	—	5,808	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	3,881	—	6,039	Note 5
		COOPER INDS LTD. CL A	—	Available-for-sale financial assets	4	5,145	—	4,690	Note 5
		CORNING INC COM	—	Available-for-sale financial assets	6	4,695	—	3,996	Note 5
		CUMMINS INC COM	—	Available-for-sale financial assets	2	5,487	—	4,952	Note 5
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	4,920	—	4,804	Note 5
		DELL INC-T COM USD0.01	—	Available-for-sale financial assets	8	5,470	—	5,081	Note 5
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,103	—	5,953	Note 5
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	4,916	—	5,083	Note 5
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	4	5,956	—	4,758	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,091	—	5,515	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	3,997	—	6,222	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		GOLDMAN SACHS GROUP INC COM USD0.01	—	Available-for-sale financial assets	1	$5,409	—	$5,150	Note 5
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	4,000	—	5,065	Note 5
		GRAINGER (W.W) INC COM	—	Available-for-sale financial assets	2	5,405	—	5,043	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,110	—	5,821	Note 5
		INTL BUSINESS MACHINES CORP COM USD0.20	—	Available-for-sale financial assets	1	4,276	—	5,141	Note 5
		ITT CORP	—	Available-for-sale financial assets	2	4,649	—	4,625	Note 5
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	5,852	—	5,886	Note 5
		JPMORGAN CHASE & CO COM USD1	—	Available-for-sale financial assets	4	5,334	—	4,045	Note 5
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,122	—	5,750	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	3,886	—	5,461	Note 5
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,160	—	4,748	Note 5
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	4,713	—	4,593	Note 5
		MOLSON COORS BREWING CO -B COM CLS‘B’COM NON-V USD0.01	—	Available-for-sale financial assets	3	4,779	—	4,947	Note 5
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,032	—	5,565	Note 5
		NATIONAL SEMICONDUCTOR	—	Available-for-sale financial assets	8	5,450	—	5,159	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	2	2,825	—	5,316	Note 5
		NIKE INC -CL B CLASS‘B’COM NPV	—	Available-for-sale financial assets	3	6,000	—	5,817	Note 5
		NORTHERN TR CORP COM	—	Available-for-sale financial assets	2	4,554	—	4,496	Note 5
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	3	5,842	—	4,012	Note 5
		OCCIDENTAL PETROLEUM CORP COM USD0.20	—	Available-for-sale financial assets	2	4,516	—	6,260	Note 5
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	5,829	—	5,106	Note 5
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,223	—	4,964	Note 5
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	4,382	—	5,206	Note 5
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	4	5,015	—	5,984	Note 5
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,019	—	5,152	Note 5
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	4,791	—	4,100	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,146	—	4,359	Note 5
		STATE STR CORP COM	—	Available-for-sale financial assets	3	5,924	—	4,986	Note 5
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,248	—	5,540	Note 5
		TIFFANY & CO COM	—	Available-for-sale financial assets	4	5,439	—	5,233	Note 5
		XTO ENERGY CORP COM	—	Available-for-sale financial assets	3	5,421	—	5,469	Note 5

		Beneficiary certificates (mutual fund)
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	114,000	Note 5
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	25,855	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	96,600	Note 5
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	13,740	Note 4
		PCA Well Pool Fund	—	Available-for-sale financial assets	78,403	1,000,000	—	1,006,084	Note 4
		IBT Ta Chong Bond Fund	—	Available-for-sale financial assets	75,393	1,000,000	—	1,006,522	Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	35,148	500,000	—	503,026	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	85,334	1,000,000	—	1,005,726	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Polaris De-Li Fund	—	Available-for-sale financial assets	65,222	$1,000,000	—	$1,006,411	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,018	125,084	—	94,368	Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	7,174	100,000	—	96,627	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	45,303	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	238,689	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	243,461	Note 4
		Capital Stable Value Fund	—	Available-for-sale financial assets	7,867	100,000	—	86,693	Note 4
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	184,742	Note 4
		SinoPac Trend Fund	—	Available-for-sale financial assets	2,400	54,541	—	48,303	Note 4
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	90,146	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	91,828	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	81,988	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	10,906	150,000	—	145,264	Note 4
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	45,273	Note 4
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	30,986	Note 4
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	27,840	Note 4
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	30,168	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	322,530	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	195,179	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	170,718	Note 4
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	14,878	227,612	—	189,399	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	124,837	Note 4
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	84,036	Note 4
		Prudential Financial Global Selection Fund	—	Available-for-sale financial assets	1,796	27,245	—	22,881	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	18,156	200,000	—	194,271	Note 4
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	187,215	Note 4
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	11,165	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	761,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	860,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	840,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	857,000	Note 4
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	858	532,846	—	549,733	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	995	389,718	—	338,305	Note 4
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	183,691	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	121,128	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,203	549,572	—	521,668	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	65,760	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,202	470,731	—	503,347	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	92	521,290	—	499,232	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	497,479	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	282,013	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	223,781	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	141,982	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Fidelity Fds America	—	Available-for-sale financial assets	937	$163,960	—	$134,199	Note 4
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	144,324	Note 4
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	116,801	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192	162,900	—	136,027	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	162,095	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860	549,185	—	545,239	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	346	201,570	—	175,423	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303	273,765	—	248,619	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	152,456	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	166,462	Note 4
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	575,795	—	630,234	Note 4
		China Development Industrial B	—	Held-to-maturity financial assets	—	99,676	—	99,676	Note 7
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	—	Held-to-maturity financial assets	—	500,000	—	500,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	—	Held-to-maturity financial assets	—	59,111	—	59,111	Note 7
1	Senao International Co., Ltd.	IBT 1699 Bond Fund	—	Available-for-sale financial assets	11,805	150,000	—	150,000	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	12,727	150,000	—	150,000	Note 4
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721	251,294	47	251,294	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9.41	12,670	Note 2
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,953	100	1,953	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	—	1,114	100	1,114	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,271	Note 2
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	70	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	$ (US$	15,382 507)	100	$ (US$	15,382 507)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		14,332	Note 4
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000	—		9,456	Note 4
		Mega Diamond Bond	—	Available-for-sale financial assets	4,405		50,004	—		51,916	Note 4
		SinoPac Bond	—	Available-for-sale financial assets	2,086		27,544	—		27,570	Note 4
		JS Small Cap	—	Available-for-sale financial assets	426		7,541	—		4,342	Note 4
		Cathy Global Money Market Fund	—	Available-for-sale financial assets	485		5,000	—		5,009	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		13,348	Note 4
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000	—		18,362	Note 4
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2		9,871	—		8,705	Note 4
		Taiwan Goal Co., Ltd.	—	Financial assets carried at cost	3,000		29,100	38		29,100	Note 2
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	(US$	15,378 507)	100	(US$	15,378 507)	Note 1
6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	—		178	49		178	Note 1
		The Rsit Enhanced Bond Fund	—	Available-for-sale financial assets	1,515		17,000	—		17,109	Note 4

Note 1:	The net asset values of investees were based on audit financial statements.

Note 2:	The net asset values of investees were based on unaudit financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on June 30, 2008.

Note 5:	Market value was based on the closing price of June 30, 2008.

Note 6:	Showing at their original carrying amounts without the adjustments of fair values.

Note 7:	The net asset values of investees were based on amortized cost.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,995,721 (Notes 2)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Siemens Telecommunication Systems	Financial assets carried at cost	—	—	75	5,250	—	—	75	314,055	5,250	308,805	—	—
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—
		Beneficiary certificates (mutual fund)
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	8,000	102,960	122,388	(19,428)	14,878	227,612
		Fuh-Hwa Home Run Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		JP Morgan Global Balance Fund	Available-for-sale financial assets	—	—	—	—	7,174	100,000	—	—	—	—	7,174	100,000
		Fuh-Hwa Total Income Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	9,872	102,960	100,000	2,960	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	18,156	200,000	—	—	—	—	18,156	200,000
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	78,403	1,000,000	—	—	—	—	78,403	1,000,000
		IBT Securities Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	—	—	—	—	75,393	1,000,000
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	35,148	500,000	—	—	—	—	35,148	500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	—	—	—	—	85,334	1,000,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	65,222	1,000,000	—	—	—	—	65,222	1,000,000
		Permal Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	7	264,095	—	—	7	247,956	264,095	(16,139)	—	—
		GAM Diversity - USD Open	Available-for-sale financial assets	—	—	10	262,293	—	—	10	234,297	262,293	(27,996)	—	—
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
		Bond 2008-A issued	Held-to-maturity financial assets	—	—	—	—	—	300,000	—	—	—	—	—	300,000
1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	23,894	250,843	250,000	843	—	—
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	18,451	290,000	18,451	290,381	290,000	381	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000	17,473	250,320	250,000	320	—	—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	6,702	100,000	6,702	100,266	100,000	266	—	—
		IBT 1699 Bond Fund	Available-for-sale financial assets	—	—	—	—	11,805	150,000	—	—	—	—	11,805	150,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	12,727	150,000	—	—	—	—	12,727	150,000

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.

Note 2:	The amount were less equity in losses of equity investees $4,279 thousand.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	—	—	—	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain(Loss)	Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land	2008.6.25	Acquired during April 2000	$703,125	$1,820,880	Received in July 2008 completely	$1,117,755 (Note)	Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—

Note: It is unrealized, the gain is recognized as deferred credit—profit on intercompany transactions.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,093,469 (Note 3)	1	30 days	(Note 2)	(Note 2)	$273,901		3
				Purchase	3,350,546 (Note 4)	6	30-90 days	(Note 2)	(Note 2)	(727,653)		8
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	165,465 (Note 5)	—	30 days	—	—	(197,902 (Note 6	) )	2
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	101,364	—	30 days	(Note 2)	(Note 2)	(16,216)		—
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	285,372	—	30 days	—	—	(183,439)		2
		ELTA Technology Co., Ltd.	Equity-accounted investee	Purchase	189,232	—	30 days	—	—	(19,225)		—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,351,191 (Note 4)	30	30-90 days	(Note 2)	(Note 2)	727,653		43
				Purchase	1,073,600 (Note 3)	11	30 days	(Note 2)	(Note 2)	(273,901)		(14)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	538,131 (Note 5)	93	30-90 days	—	—	243,308 (Note 6)		96
8	Chunghaw International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	101,364	44	30 days	(Note 2)	(Note 2)	16,216		45

Note 1:	Excluding payment and receipts on behalf of other.

Note 2:	Transaction prices was determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment and operating expenses.

Note 5:	The difference was because Chunghwa classified the amount as inventories, property, plant and equipment and intangible assets.

Note 6:	The difference was because Chunghwa classified as payables to constructors.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$273,901	10.15	$—	—	$273,901	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,051,053	10.54	—	—	990,331	—
2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	243,308	3.67	—	—	178,279	—

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2008				Net Income (Loss) of the Investee			Recog- nized Gain (Loss) (Notes 1 and 2)			Note
					June 30, 2008		December 31, 2007		Shares (Thousands)	Per- centage of Owner- ship (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales		$1,065,813		$1,065,813	71,074	31		$1,207,996		$549,700			$152,813		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services		3,000,000		—	300,000	100		2,995,721		(4,279)			(4,279)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000		980,000	98,000	49		876,867		(69,884)			(35,374)		Equity-accounted investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506		838,506	60,000	100		781,034		17,042			(3,949)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommu-nications systems and equipment		164,000		164,000	1,760	40		578,926		129,424			64,848		Equity-accounted investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165		482,165	37,942	69		415,145		(13,930)			(8,598)		Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		150,000	15,000	100		101,297		70,041			70,041		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services		91,239		—	—	33		88,207		217			73		Equity-accounted investee
		Skysoft Co., Ltd.	Taipei	Providing of software, electronic information, and advertisement services		67,025		67,025	4,438	30		78,973		30,211			9,062		Equity-accounted investee
		Chunghwa Telecom Global, Inc.	United States	International telecommu-nications internet transfer and pronunciation services		70,429		70,429	6,000	100		77,695		8,577			8,577		Subsidiary
		King Way Technology Co., Ltd.	Taipei	Publishing, information process and software services		71,770		—	1,002	33		75,671		18,926			3,901		Equity-accounted investee
		ELTA Technology Co., Ltd.	Taipei	Professional on-line and mobile value-added content aggregative services		44,223		44,223	3,886	32		42,883		12,739			(1,538)		Equity-accounted investee
		Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software		62,209		22,409	5,996	56		40,250		3,741			1,601		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommu-nications IP fictitious internet and internet transfer services		11,430		11,430	4,590	100		15,393		991			991		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Note 3)		—			— (Note 3)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Note 3)		—			— (Note 3)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		206,190		206,190	14,721	47		251,294		44,275			15,249		Equity-accounted investee
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring		2,000		2,000	200	100		1,953		(15)			(15)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service		1,678		1,678	—	100		1,114		(12)			(12)		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommu-nications	(US$	16,179 500)	(US$	6,489 200)	500	100	(US$	15,382 507)	(US$	(602 (19	) ))	(US$	(602 (19	) ))	Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommu-nications	(US$	16,179 500)	(US$	6,489 200)	500	100	(US$	15,378 507)	(US$	(601 (19	) ))	(US$	(601 (19	) ))	Subsidiary
6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Taipei	Business of books		185		185	—	49		178		(6)			(3)		Equity-accounted investee

(Continued)

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees was included amortization between the investment cost and net value and unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet. (Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2008		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of June 30, 2008		Accumulated Inward Remittance of Earnings as of June 30, 2008
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	6,489 200)	$ (US$	9,690 300)	$—	$ (US$	16,179 500)	100%	$ (US$	(601 (19	) ))	$ (US$	15,378 507)	$—

Accumulated Investment in Mainland China as of June 30, 2008	Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 US$(500)	$ (US$	16,179 500)	$248,358 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Chunghwa Telecom Co., Ltd. and its

Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2008 and 2007 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (“the Company”) as of June 30, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd. and of Senao Networks, Inc. The aggregate carrying values of these equity method investees were NT$830,220 thousand and NT$796,430 thousand, respectively, as of June 30, 2008 and 2007 and the equity in their earnings were NT$80,097 thousand and NT$14,925 thousand, respectively, for the six months then ended. The financial statements of Taiwan International Standard Electronics Co., Ltd. and of Senao Networks, Inc. as of and for the six months ended June 30, 2008 and 2007, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2008 and 2007, and the consolidated results of their operations and consolidated cash flows for the six months then ended in conformity with the Securities and Exchange Act and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

August 15, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2008		2007			2008		2007
	Amount	%	Amount	%		Amount	%	Amount	%
ASSETS					LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$95,346,400	20	$82,369,585	17	Short-term loans (Note 16)	$75,000	—	$240,000	—
Financial assets at fair value through profit or loss (Notes 2 and 5)	135,307	—	65,441	—	Financial liabilities at fair value through profit or loss (Notes 2 and 5)	3,313,372	1	19,828	—
Available-for-sale financial assets (Notes 2 and 6)	18,979,469	4	17,673,506	4	Trade notes and accounts payable (Note 20)	8,931,645	2	7,739,586	2
Held-to-maturity financial assets (Notes 2 and 7)	644,935	—	50,672	—	Payables to related parties (Note 28)	249,203	—	414,648	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,191,412 in 2008 and $3,686,360 in 2007 (Notes 2 and 8)	10,597,817	2	12,576,793	2	Income tax payable (Notes 2 and 25)	7,976,754	2	6,609,037	1
					Accrued expenses (Note 17)	11,597,582	2	11,473,208	3
Receivables from related parties (Note 28)	2,033	—	27,947	—	Dividends payable (Note 21)	41,198,650	9	34,750,513	7
Other current monetary assets (Notes 2, 9 and 31)	2,628,413	1	5,433,132	1	Current portion of long-term loans (Note 19)	4,200	—	108,371	—
Inventories, net (Notes 2, 10 and 20)	5,693,262	1	4,285,410	1	Other current liabilities (Notes 18 and 20)	16,638,885	3	14,635,442	3

Deferred income taxes (Notes 2 and 25)	1,122,788	—	65,205	—
Restricted assets (Note 29)	2,865	—	1,525	—	Total current liabilities	89,985,291	19	75,990,633	16

Other current assets (Notes 11 and 20)	4,773,725	1	3,481,180	1

					NONCURRENT LIABILITY
Total current assets	139,927,014	29	126,030,396	26	Long-term loans (Note 19)	33,640	—	492,045	—

					Deferred income	1,831,946	—	1,218,169	—

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,992,999	—	1,839,920	—	Total noncurrent liabilities	1,865,586	—	1,710,214	—

Financial assets carried at cost (Notes 2 and 13)	2,276,498	1	1,956,730	—
Held-to-maturity financial assets (Notes 2 and 7)	763,852	—	243,222	—	RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

Other monetary assets (Notes 14 and 30)	1,029,100	—	2,000,000	1

					OTHER LIABILITIES
Total long-term investments	6,062,449	1	6,039,872	1	Accrued pension liabilities (Notes 2 and 27)	5,108,399	1	2,571,417	1

					Customers’ deposits	6,328,579	2	6,510,567	1
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)					Other	439,709	—	806,504	—

Cost
Land	102,056,021	21	101,122,437	21	Total other liabilities	11,876,687	3	9,888,488	2

Land improvements	1,484,013	—	1,482,502	—
Buildings	62,850,705	13	59,929,972	12	Total liabilities	103,822,550	22	87,684,321	18

Computer equipment	15,404,617	3	15,793,502	3
Telecommunications equipment	642,939,298	134	635,202,169	133	EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 21 and 23)
Transportation equipment	2,753,805	1	3,264,356	1
Miscellaneous equipment	7,479,111	2	8,000,629	2	Capital stock - $10 par value;

Total cost	834,967,570	174	824,795,567	172	Authorized: 12,000,000 thousand shares
Revaluation increment on land	5,820,548	1	5,823,991	2	Issued: 9,557,777 thousand shares in 2008 and 9,667,845 thousand shares in 2007	95,577,769	20	96,678,451	20

	840,788,118	175	830,619,558	174
Less: Accumulated depreciation	533,362,947	111	517,395,857	108	Preferred stock $10 par value	—	—	—	—

	307,425,171	64	313,223,701	66	Capital stock to be issued	1,390,313	—	9,667,845	2

Construction in progress and prepayments for equipment	14,425,108	3	20,431,721	4	Additional paid-in capital:

					Capital surplus	198,308,651	41	200,592,390	42
Property, plant and equipment, net	321,850,279	67	333,655,422	70	Donated capital	13,170	—	13,170	—

					Equity in additional paid-in capital reported by equity-method investees	1,367	—	3,309	—

INTANGIBLE ASSETS (Note 2)					Total additional paid-in capital	198,323,188	41	200,608,869	42

3G concession	7,860,392	2	8,609,001	2	Retained earnings:
Goodwill	226,257	—	72,411	—	Legal reserve	52,859,566	11	48,036,210	10
Other	464,533	—	320,605	—	Special reserve	2,675,419	1	2,678,723	1

					Unappropriated earnings	19,532,657	4	24,674,913	5

Total intangible assets	8,551,182	2	9,002,017	2	Total retained earnings	75,067,642	16	75,389,846	16

					Other adjustments
OTHER ASSETS					Cumulative translation adjustments	(12,295)	—	(4,445)	—
Leased assets (Note 29)	442,787	—	354,003	—	Unrecognized net loss of pension	(87)	—	—	—
Idle assets (Note 2)	963,460	—	968,755	—	Unrealized gain (loss) on financial instruments	(1,183,967)	—	800,068	—
Refundable deposits	1,407,108	—	1,497,753	1	Unrealized revaluation increment	5,823,085	1	5,824,210	1

Deferred income taxes (Notes 2 and 25)	1,534,088	1	887,061	—	Total other adjustments	4,626,736	1	6,619,833	1

Restricted assets (Note 29)	8,532	—	—	—
Other	758,113	—	500,097	—	Total equity attributable to stockholders of the parent	374,985,648	78	388,964,844	81

Total other assets	5,114,088	1	4,207,669	1	MINORITY INTEREST IN SUBSIDIARIES	2,696,814	—	2,286,211	1

					Total stockholders’ equity	377,682,462	78	391,251,055	82

TOTAL	$481,505,012	100	$478,935,376	100	TOTAL	$481,505,012	100	$478,935,376	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 28)	$100,922,554	100	$95,709,767	100
OPERATING COSTS (Note 28)	55,197,488	55	50,258,818	52

GROSS PROFIT	45,725,066	45	45,450,949	48

OPERATING EXPENSES (Note 28)
Marketing	10,187,310	10	11,852,912	12
General and administrative	1,662,492	2	1,677,447	2
Research and development	1,571,836	1	1,641,189	2

Total operating expenses	13,421,638	13	15,171,548	16

INCOME FROM OPERATIONS	32,303,428	32	30,279,401	32

NON-OPERATING INCOME AND GAINS
Interest income	872,623	1	692,275	1
Gains on disposal of financial instruments, net	753,831	1	28,366	—
Equity in earnings of equity method investees, net	56,165	—	47,927	—
Dividends income	15,076	—	58,448	—
Other	209,969	—	137,122	—

Total non-operating income and gains	1,907,664	2	964,138	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	2,734,897	3	—	—
Foreign exchange loss, net	726,723	1	551	—
Losses on disposal of property, plant and equipment	41,556	—	21,933	—
Valuation loss on inventory	20,277	—	6,893	—
Interest expenses	2,724	—	7,086	—
Other	68,835	—	69,763	—

Total non-operating expenses and losses	3,595,012	4	106,226	—

INCOME BEFORE INCOME TAX	30,616,080	30	31,137,313	33
INCOME TAX EXPENSE (Notes 2 and 25)	6,993,820	7	6,431,088	7

CONSOLIDATED NET INCOME	$23,622,260	23	$24,706,225	26

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2008		2007
	Amount	%	Amount	%
ATTRIBUTED TO
Shareholders of the parent	$23,230,513	23	$24,598,845	26
Minority interests	391,747	—	107,380	—

	$23,622,260	23	$24,706,225	26

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$3.14	$2.43	$2.91	$2.31

Diluted earnings per share	$3.14	$2.43	$2.91	$2.31

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

										Other Adjustments					Minority Interest in Sub- sidiaries	Total Stock- holders’ Equity
	Capital Stock		Preferred Stock		Capital Stock to Be Issued	Addi- tional Paid-in Capital	Retained Earnings			Cumu- lative Trans- lation Adjust- ments	Unre- cognized Net Loss of Pension	Un- realized Gain or Loss on Finan- cial Instru- ments	Un- realized Re- valuation Incre- ment	Treasury Stock
	Shares (Thou- sands)	Amount	Shares (Thou- sands)	Amount			Legal Reserve	Special Reserve	Unappro- priated Earnings
BALANCE, JANUARY 1, 2008	9,667,845	$96,678,451	—	$—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$2,774,561	$397,842,269
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	—	(115)	—	—	(115)
Appropriations of prior years earnings
Legal reserve	—	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—	—
Cash dividend—NT$4.26 per share	—	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	—	(40,716,130)
Stock dividend—NT$0.1 per share	—	—	—	—	955,778	—	—	—	(955,778)	—	—	—	—	—	—	—
Employees’ bonus—cash	—	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	—	(1,303,605)
Employees’ bonus—dividends	—	—	—	—	434,535	—	—	—	(434,535)	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	—	(43,454)
Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(469,494)	(469,494)
Consolidated net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	—	23,230,513	—	—	—	—	—	391,747	23,622,260
Unrealized loss on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	—	(13,766)	—	—	—	(13,766)
Equity adjustments in investees	—	—	—	—	—	1,364	—	—	(18,846)	—	—	—	—	—	—	(17,482)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(10,315)	—	—	—	—	—	(10,315)
Adjustment for unrecognized net loss of pension in investees	—	—	—	—	—	—	—	—	—	—	3	—	—	—	—	3
Cancellation of treasury stock—110,068 thousand common shares (Notes 2 and 23)	(110,068)	(1,100,682)	—	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—	—
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	(1,207,709)	—	—	—	(1,207,709)

BALANCE, JUNE 30, 2008	9,557,777	$95,577,769	—	$—	$1,390,313	$198,323,188	$52,859,566	$2,675,419	$19,532,657	$(12,295)	$(87)	$(1,183,967)	$5,823,085	$—	$2,696,814	$377,682,462

BALANCE, JANUARY 1, 2007	9,667,845	$96,678,451	—	$—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454	$(3,304)	$—	$541,072	$5,824,600	$—	$97,641	$400,114,199
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	—	(390)	—	—	(390)
Appropriations of prior years earnings
Legal reserve	—	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—	—
Cash dividend—NT$3.58 per share	—	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	—	(34,610,885)
Employees’ bonus—cash	—	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	—	(35,904)
Capital surplus transferred to capital stock	—	—	—	—	9,667,845	(9,667,845)	—	—	—	—	—	—	—	—	—	—
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,081,190	2,081,190
Consolidated net income for the six months ended June 30, 2007	—	—	—	—	—	—	—	—	24,598,845	—	—	—	—	—	107,380	24,706,225
Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	—	(1,293)	—	—	—	(1,293)
Equity adjustments in investees	—	—	—	—	—	3,378	—	—	(7,994)	—	—	—	—	—	—	(4,616)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(1,141)	—	—	—	—	—	(1,141)
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	260,289	—	—	—	260,289

BALANCE, JUNE 30, 2007	9,667,845	$96,678,451	—	$—	$9,667,845	$200,608,869	$48,036,210	$2,678,723	$24,674,913	$(4,445)	$—	$800,068	$5,824,210	$—	$2,286,211	$391,251,055

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$23,622,260	$24,706,225
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	337,461	425,194
Depreciation and amortization	19,255,452	19,961,984
Amortization of discount of financial assets	(1,192)	—
Valuation loss on inventory	20,277	6,893
Valuation loss (gain) on financial instruments, net	2,734,897	(2,537)
Gain on disposal of financial instruments, net	(753,831)	(28,366)
Loss on disposal of property, plant and equipment, net	40,748	15,582
Loss on disposal of deferred expenses	279	54
Equity in earnings of equity method investees	(56,165)	(47,927)
Dividends received from equity investees	—	44,000
Impairment loss on other noncurrent monetary assets	900	—
Deferred income taxes	(1,150,776)	(277,616)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	704,805	(85,780)
Trade notes and accounts receivable	465,083	738,741
Receivables from related parties	(156,268)	(808,238)
Other current monetary assets	4,779,775	599,513
Inventories	(1,908,909)	(536,084)
Other current assets	(3,420,490)	(3,700,792)
Increase (decrease) in:
Trade notes and accounts payable	(2,891,043)	(2,705,269)
Payables to related parties	203,529	841,846
Income tax payable	718,805	(2,018,720)
Accrued expenses	(3,893,685)	(7,654,076)
Other current liabilities	1,338,524	1,619,450
Deferred income	326,796	287,850
Accrued pension liabilities	1,190,491	1,297,485

Net cash provided by operating activities	41,507,723	32,679,412

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets	(6,360,000)	(11,028,111)
Proceeds from disposal of available-for-sale financial assets	3,854,826	707,545
Acquisitions of held-to-maturity financial assets	(300,000)	(300,000)
Proceeds from disposal of held-to-maturity financial assets	41,854	6,106
Acquisition of financial assets carried at cost	(200,000)	—
Proceeds from disposal of financial assets carried at cost	354,933	—
Acquisition of other current monetary assets	(30,000)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

	2008	2007
Acquisition of investments accounted for using equity method	$(163,009)	$(1,093,268)
Proceeds from disposal of long-term investments	209	69,475
Acquisitions of property, plant and equipment	(11,309,142)	(9,691,679)
Proceeds from disposal of property, plant and equipment	1,823,937	12,114
Increase in intangible assets	(53,166)	(59,958)
Decrease (increase) in restricted assets	(2,558)	701
Increase in other assets	(233,509)	(63,532)

Net cash used in investing activities	(12,575,625)	(21,440,607)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	39,000	114,000
Repayment of long-term loans	(37,280)	(330,056)
Increase in long-term loans	—	21,944
Decrease in customers’ deposits	(10,890)	(165,897)
Increase (decrease) in other liabilities	(302,576)	245,625
Decrease in due to stockholders for capital reduction	(9,557,777)	—
Proceeds from exercise of employee stock option	41,142	15,339

Net cash used in financing activities	(9,828,381)	(99,045)

EFFECT OF EXCHANGE RATE CHANGES	(3,510)	(486)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	13,192	557,337

NET INCREASE IN CASH AND CASH EQUIVALENTS	19,113,399	11,696,611
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	76,233,001	70,672,974

CASH AND CASH EQUIVALENTS, END OF PERIOD	$95,346,400	$82,369,585

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$3,126	$12,173

Income tax paid	$7,434,336	$8,753,949

NON-CASH FINANCING ACTIVITIES
Dividend payable	$41,198,650	$34,750,513

Payables to employees’ bonuses and remuneration to directors and supervisors	$1,394,077	$1,300,059

Current portion of long-term loans	$4,200	$108,371

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of Senao International Co., Ltd., made during the six months ended June 30, 2007 to assets acquired and liabilities assumed, based on their fair values:

Cash	$617,003
Financial assets at fair value through profit or loss	86,796
Trade notes and accounts receivable	2,024,443
Inventories	1,625,790
Other current assets	334,055
Long-term investment	12,941
Property, plant, and equipment	1,316,657
Identifiable intangible assets	365,920
Other assets	134,869
Short-term loans and current portion of long-term loans	(100,000)
Trade notes and accounts payable	(1,629,324)
Other current liabilities	(714,517)
Long-term liabilities	(580,000)
Other liabilities	(92,579)

Total	3,402,054
Percentage of ownership	31.3285%

Acquisition cost	$1,065,813

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 15, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of Chunghwa by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of Chunghwa on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information aggregative services. Chunghwa acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information aggregative services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE was an equity method investee before Chunghwa obtained control interest over it. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. Chunghwa acquired an additional 26% of the shares of SHE in January 2008. Chunghwa was the only shareholder that subscribed for the issuance of new shares of SHE and was accounted for as a capital transaction between a parent and subsidiary. The 44% minority interest in SHE was accounted for at historical cost basis. Cash held by SHE in January 2008 was NT$13,192 thousand.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

As of June 30, 2008 and 2007, Chunghwa and its subsidiaries (“the Company”) had 26,885 and 25,757 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2008:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers relevant to financial accounting standards and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which Chunghwa’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the six months ended June 30, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, New Prospect and Prime Asia. The consolidated financial statements for the six months ended June 30, 2007 include the accounts of Chunghwa, SENAO, Taiwan Icon, CIYP, CHIEF, Unigate, CHIEF (HK), New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at using historical exchange rates and income statement accounts are translated into New Taiwan dollars at using average exchange rates during the period.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

For LED engages mainly in development of property for sale, which has an operating cycle of over one year, the length of the operating cycle is the basis for classifying construction assets and liabilities as current or noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and bond with resale agreements purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. Chunghwa recognizes a financial asset or a financial liability when Chunghwa becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when Chunghwa losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Real Estate

Advances from the sale of real estate included in “unearned revenue” are deferred and recognized as revenue when the ownership is transferred to customers after completion of the construction.

Land held for commercial, industrial or residential development is stated at the lower of cost or market value.

Marketing expenses for inducing sale of real estate before completion of the construction are treated as deferred marketing expenses (included in “other current assets”) and recognized as expenses when the following conditions are met: a) the construction is completed and b) the ownership of the real estate is transferred to customers.

Investments Accounted for using Equity Method

Investments in companies where in Chunghwa exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa does not have substantial control over these equity investees are deferred in proportion to Chunghwa’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if Chunghwa has substantial control over these equity investees. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. Chunghwa records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software, patents and goodwill.

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years. Goodwill is not being amortized.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Reversal of a previously recognized impairment loss on goodwill is prohibited.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stocks as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are in accordance with under SFAS No. 39, “Accounting for Share-based Payment.”

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method, under which compensation cost was recognized on a straight-line basis over the vesting period. According to the Interpretation 96-330 issued by ARDF in December 2007, the compensation cost remains the same if the revised plan meets both criteria in the aforementioned interpretation. If the revised plan does not meet both criteria stated in the interpretation, the revised plan would replace the original plan and the Company would calculate the incremental compensation cost using intrinsic value method and amortize over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

Reclassifications

Certain accounts in the financial statements as of and for the six months ended June 30, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the six months ended June 30, 2008.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. These bonuses were previously recorded as appropriations from earnings. The adoption of this interpretation resulted in a decrease of NT$562,776 thousand in consolidated net income which was attributed to shareholders of the parent and a decrease in basic earnings per share (after income tax) of NT$0.06 for the six months ended June 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2008	2007
Cash
Cash on hand	$161,406	$112,009
Bank deposits	18,795,209	5,507,857
Negotiable certificate of deposit, annual yield rate - ranging from 2.00%-4.31% and 1.40%-5.38% for 2008 and 2007, respectively	49,449,950	38,918,596

	68,406,565	44,538,462

(Continued)

	June 30
	2008	2007
Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 1.99%-2.04% and 1.36%-5.36% for 2008 and 2007, respectively	$26,939,835	$37,181,123
Bond with resale agreements, annual yield rate - ranging from 2.50%-2.90% for 2007	—	650,000

	26,939,835	37,831,123

	$95,346,400	$82,369,585

(Concluded)

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2008	2007
Current

Derivatives - financial assets
Index future contracts	$135,238	$65,441
Forward exchange contracts	69	—

	$135,307	$65,441

Derivatives - financial liabilities
Currency option contracts	$3,274,607	$—
Forward exchange contracts	38,765	11,956
Index future contracts	—	7,872

	$3,313,372	$19,828

Chunghwa entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of June 30, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included listed stocks, mutual funds and derivative instruments.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on June 30, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
June 30, 2008

Buy	TWD/USD	2008.07	NTD	149,934
Sell	USD/TWD	2008.07-09	USD	320,000
	EUR/USD	2008.08	EUR	18,105
	GBP/USD	2008.08	GBP	2,250
	JPY/USD	2008.08	JPY	523,000

(Continued)

	Currency	Maturity Period	Contract Amount (in Thousands)
June 30, 2007

Buy	TWD/USD	2007.07	NTD	31,727
Sell	USD/GBP	2007.09	USD	150
	EUR/USD	2007.09	EUR	31,300
	GBP/USD	2007.09	GBP	2,675
	JPY/USD	2007.09	JPY	653,950

(Concluded)

Outstanding index future contracts on June 30, 2008 and 2007 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
June 30, 2008

AMSTERDAM IDX FUT	2008.07	13	EUR	1,209
IBEX 35 INDX FUTR	2008.07	7	EUR	897
CAC40 10 EURO FUT	2008.07	3	EUR	141
DAX INDEX FUTURE	2008.09	1	EUR	172
MINI S&P/MIB FUT	2008.09	37	EUR	1,155
FTSE 100 IDX FUT	2008.09	18	GBP	1,065
TOPIX INDEX FUTURE	2008.09	36	JPY	504,432
S&P 500 FUTURE	2008.09	16	USD	5,373
S&P 500 EMINI FUTURE	2008.09	38	USD	2,549

June 30, 2007

AMSTERDAM IDX FUT	2007.07	9	EUR	970
CAC40 10 EURO FUT	2007.07	45	EUR	2,679
IBEX 35 INDEX FUTR	2007.07	7	EUR	1,037
DAX INDEX FUTURE	2007.09	10	EUR	1,941
MINI S&P/MIB FUT	2007.09	23	EUR	965
FTSE 100 IDX FUT	2007.09	36	GBP	2,378
TOPIX INDEX FUTURE	2007.09	34	JPY	604,860
S&P 500 FUTURE	2007.09	23	USD	8,755
S&P 500 EMINI FUTURE	2007.09	10	USD	761

As of June 30, 2008 and 2007, the deposits paid for index future contracts were $101,374 thousand and $63,619 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time.

In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman (included in “other current assets”) with annual yield rate of 8%. As of June 30, 2008, there are 240 remaining valuation periods.

Net loss arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2008 and 2007 were $2,121,566 thousand (including realized settlement gain of $542,283 thousand and net valuation loss of $2,663,849 thousand; such valuation loss included a total of $2,694,448 from foreign currency derivative contract with Goldman) and $74,366 thousand (including realized settlement loss of $77,018 thousand and valuation gain of $2,652 thousand), respectively.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	June 30
	2008	2007
Open-end mutual funds	$17,953,635	$16,134,674
Foreign listed stocks	789,379	961,850
Real estate investment trust fund	236,455	291,824
Listed stocks	—	240,828
Convertible bonds	—	44,330

	$18,979,469	$17,673,506

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2008	2007
Corporate bonds	$1,349,676	$150,000
Collateralized loan obligation	59,111	143,894

	1,408,787	293,894
Less: Current portion	644,935	50,672

	$763,852	$243,222

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	$3,430,157	$3,660,644
Provision for doubtful accounts	333,012	427,076
Impact on acquisition of subsidiaries	983	—
Accounts receivable written off	(572,740)	(401,360)

Balance, end of period	$3,191,412	$3,686,360

9.	OTHER CURRENT MONETARY ASSETS

	June 30
	2008	2007
Accrued custodial receipts from other carriers	$641,245	$772,158
Tax refund receivable	802	3,221,496
Other receivable	1,986,366	1,439,478

	$2,628,413	$5,433,132

10.	INVENTORIES, NET

	June 30
	2008	2007
Supplies	$1,538,235	$1,829,318
Work in process	199,334	155,546
Merchandise	2,548,391	1,625,780
Materials in transit	787,890	730,867

	5,073,850	4,341,511
Less: Valuation allowance	85,000	56,101

	4,988,850	4,285,410

Land held for residential development
Project - A Community of Happiness	704,412	—

	$5,693,262	$4,285,410

11.	OTHER CURRENT ASSETS

	June 30
	2008	2007
Prepaid expenses	$3,512,790	$2,574,992
Prepaid rents	762,602	622,311
Miscellaneous	498,333	283,877

	$4,773,725	$3,481,180

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Non-listed
Chunghwa Investment Co., Ltd. (“CHI”)	$876,867	49	$999,655	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	578,926	40	532,107	40
Senao Networks, Inc. (“SNI”)	251,294	47	264,323	48
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	88,207	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	78,973	30	—	—
King Way Technology Co., Ltd. (“KWT”)	75,671	33	—	—
ELTA Technology Co., Ltd. (“ELTA”)	42,883	32	26,784	21
A-Kuel Publishing Co., Ltd. (“AKP”)	178	49	—	—
Spring House Entertainment Inc. (“SHE”)	—	—	17,051	30

	$1,992,999		$1,839,920

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing US$3,000 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA on July 23, 2008.

A-Kuei Publishing Co., Ltd. (“AKP”), an investment accounted for using equity method of SHE, engages mainly in publishing books and talking book.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHS”), 100% owned subsidiary in July 2008, for $200,000 thousand cash. CHS engages mainly in data wholesale, IP Transit, IPLC, IP VPN, and voice wholesale services.

The carrying values of the equity investees and the equity in earnings as of June 30, 2008 and 2007 are based on the audited financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	49,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
N.T.U Innovation Incubation Corporation (“NTUI”)	12,000	9	12,000	9
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	12
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	$2,276,498		$1,956,730

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment and completed its incorporation on February 13, 2008.

Chunghwa invested GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand stocks. GMC engages mainly in computer software wholesale and circuit engineering and wire communication services. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC has been overruled, and notified Chunghwa officially on May 5, 2008 that Chunghwa should dispose of all investment in GMC no later than June 30, 2008, otherwise, NCC will enforce a fine according to Telecommunication Act, and the fine may be imposed consecutively until the violation is rectified. Chunghwa has disposed 4,100 thousand stocks of GMC in April 2008. Chunghwa has filed an appeal to NCC on April 30, 2008 and requested NCC officially to suspend the enforcement on June 10, 2008. On July 3, 2008, NCC resolved that according to the administrative penal provisions, Chunghwa will not be subject to fine in a suitable time.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $22,000 thousand for the year ended December 31, 2007.

Chunghwa invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS mainly engaged in IP-Private Branch Exchange (IP PBX) and design of voice security module.

Chunghwa disposed all stocks of Siemens with carrying value $5,250 thousand in March 2008, for a selling price of $314,055 thousand and Chunghwa recognized a disposal gain of $308,805 thousand.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	June 30
	2008	2007
Piping Fund	$1,000,000	$1,000,000
Taiwan Goal Co., Ltd. (“TG”)	29,100	—
Fixed-Line Fund	—	1,000,000

	$1,029,100	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds were used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors. According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund effective from January 1, 2008. In connection with the dissolution, the Interior disposed the assets and liabilities related to the Fixed-Line Fund during the final accounting of the fiscal year 2007. Chunghwa received the full amount of its original contribution of $1,000,000 thousand on January 11, 2008.

CHSI invested Taiwan Goal Co., Ltd. (“TG”) in January 2008, for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. Currently, TG has registered dissolution and cancelled the certificate of Profit Seeking Enterprise, and will file the statement of complete liquidation to the Taipei District Court as well. Therefore, CHSI has reclassified its investment to other financial assets and recognized a loss of $900 thousand for the six month ended June 30, 2008.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2008	2007
Cost
Land	$102,056,021	$101,122,437
Land improvements	1,484,013	1,482,502
Buildings	62,850,705	59,929,972
Computer equipment	15,404,617	15,793,502
Telecommunications equipment	642,939,298	635,202,169
Transportation equipment	2,753,805	3,264,356
Miscellaneous equipment	7,479,111	8,000,629

Total cost	834,967,570	824,795,567
Revaluation increment on land	5,820,548	5,823,991

	840,788,118	830,619,558

Accumulated depreciation
Land improvements	871,734	834,481
Buildings	15,768,414	14,795,560
Computer equipment	11,759,381	11,839,090
Telecommunications equipment	495,949,466	479,789,842

(Continued)

	June 30
	2008	2007
Transportation equipment	$2,604,918	$3,150,053
Miscellaneous equipment	6,409,034	6,986,831

	533,362,947	517,395,857

Construction in progress and advances related to acquisitions of equipment	14,425,108	20,431,721

Property, plant and equipment, net	$321,850,279	$333,655,422

(Concluded)

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of June 30, 2008, the unrealized revaluation increment was decreased to $5,823,085 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2008 and 2007 amounted to $18,705,762 thousand and $19,477,659 thousand, respectively. Capitalized interest expense for the six months ended June 30, 2008 and 2007 amounted to $143 thousand and $1,010 thousand, capitalized rate were 2.85%-2.88% and 2.96%-3.02%, respectively.

16.	SHORT-TERM LOANS

	June 30
	2008	2007
Secured loans - annual rate 2.85%-2.98%	$65,000	$—
Unsecured loans - annual rate 2.90% and 2.995% for 2008 and 2007, respectively	10,000	240,000

	$75,000	$240,000

17.	ACCRUED EXPENSES

	June 30
	2008	2007
Accrued salary and compensation	$8,756,711	$7,896,351
Accrued franchise fees	1,219,579	1,117,852
Other accrued expenses	1,621,292	2,459,005

	$11,597,582	$11,473,208

18.	OTHER CURRENT LIABILITIES

	June 30
	2008	2007
Advances from subscribers	$5,827,544	$4,747,492
Amounts collected in trust for others	2,599,044	2,833,716
Payables to employees’ bonuses and remuneration to directors and supervisors	1,394,077	1,300,059
Payables to equipment suppliers	1,366,748	1,413,142
Payables to constructors	1,025,968	408,002
Refundable customers’ deposits	955,192	959,830
Miscellaneous	3,470,312	2,973,201

	$16,638,885	$14,635,442

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2008	2007
Secured loans - annual rate 1% and 2.42%-3.05% for 2008 and 2007, respectively	$37,840	$500,000
Unsecured loans - annual rate 2.42%-2.79%	—	100,416

	37,840	600,416
Less: Current portion of long-term loans	4,200	108,371

	$33,640	$492,045

SHE applied for a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained an unsecured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

SENAO obtained an secured loans from Land Bank. The principal amount was payable semiannually, with final payment due in October 2007.

SENAO obtained an unsecured loan from Industrial Bank of Taiwan. Interest and principal amount are payable semiannually and the loan is paid by May 2008. CHIEF obtained an unsecured loan from Chinatrust Commercial Bank. Interest and principal were payable monthly and the loan was repaid in November 2007.

20.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The contract-related assets and liabilities of LED are classified as current or noncurrent based on the length of its operating cycle, which is greater than 12 months.

	June 30, 2008
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$704,412	$704,412
Other current assets	8,751	59,705	68,456

Liabilities

Notes and accounts payable	18	—	18
Other current liabilities	708	146,775	147,483

21.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,557,776,912 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issue on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2008, the outstanding ADSs were 1,781,712 thousand units, which equaled approximately 178,171 thousand common shares and represented 18.64% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the six months ended June 30, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and represented 3.37% and 0.2%, respectively, of net income after setting aside 10% legal reserve.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2007 and 2006 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2008 and June 15, 2007 as follows:

	Appropriation and Distribution		Dividend Per Share
	2007	2006	2007	2006
Legal reserve	$4,823,356	$3,998,445	$—	$—
Reversal of special reserve	3,304	1,461	—	—
Cash dividends	40,716,130	34,610,885	4.26	3.58
Stock dividends	955,778	—	0.10	—
Employee bonus - cash	1,303,605	1,256,619	—	—
Employee bonus - stock	434,535	—	—	—
Remuneration to board of directors and supervisors	43,454	35,904	—	—

On June 27, 2008, the board of directors of Chunghwa resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. Furthermore, they resolved to reduce the same amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and to refund the excess funds to shareholders. The proposal was resolved by the stockholders’ meeting which was held on August 14, 2008.

The stockholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (SFC). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,667,845 thousand to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of NT$9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110,068 thousand held by Chunghwa and concurrently cancelled.

Information on the appropriation of 2007 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since July 1, 1998.

22.	SENAO’ STOCK-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ (Original price $	17.4 20.2)
2003.09.03	2004.03.04	385	(Original price $	20.8 23.9)
2004.12.01	2004.12.28	6,500	(Original price $	10.5 11.6)
2004.12.01	2005.11.28	1,500	(Original price $	17.1 18.3)
2005.09.30	2006.05.05	10,000	(Original price $	15.7 16.9)
2007.10.16	2007.10.31	6,181		44.2

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. SENAO Plans have exercise price adjustments formula upon the changes on common shares and distribute cash dividends. The options of all the Plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2008 and 2007 were as follows:

	Stock Options Outstanding
	2008		2007
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	18,592	$24.70	16,488	$14.66
Options issued	—	—	—	—
Options exercised	(2,791)	14.74	(2,611)	13.39
Options cancelled	—	—	—	—
Options forfeited	(167)	25.43	(448)	—

Options outstanding, end of June 30	15,634	26.47	13,429	16.30

Options exercisable, end of June 30	3,792		1,685

As of June 30, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	8,389	1.97	$14.77	3,337	$14.74
$17.1-$20.8	1,121	1.23	17.19	455	17.33
$44.2	6,124	3.79	44.20	—	—

As of June 30, 2007, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$11.6-$16.9	11,210	2.95	$15.87	1,088	$11.60
$18.3-$22.1	2,219	2.05	18.46	597	18.76

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2008 and 2007.

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the six months ended June 30, 2008 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	110,068	—
Increase	—	—
Decrease	(110,068)	—

Balance, end of period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The shares repurchased by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholders’ meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,134,641	$4,817,719	$10,952,360
Insurance	290,987	231,972	522,959
Pension	804,852	595,606	1,400,458
Other compensation	3,849,886	2,686,875	6,536,761

	$11,080,366	$8,332,172	$19,412,538

Depreciation expense	$17,661,714	$1,044,048	$18,705,762

Amortization expense	$434,422	$90,669	$525,091

	Six Months Ended June 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,362,244	$4,286,502	$10,648,746
Insurance	296,088	203,423	499,511
Pension	886,274	596,089	1,482,363
Other compensation	5,133,015	3,460,978	8,593,993

	$12,677,621	$8,546,992	$21,224,613

Depreciation expense	$18,394,472	$1,083,187	$19,477,659

Amortization expense	$428,433	$52,140	$480,573

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2008	2007
Income tax payable	$7,963,738	$6,520,121
Income tax - separated	132,892	120,150
Income tax - deferred	(1,150,776)	(277,616)
Adjustments of prior years’ income tax	47,966	68,433

	$6,993,820	$6,431,088

b.	Net deferred income tax assets (liabilities) consisted of the following:

	June 30
	2008	2007
Current
Deferred income tax assets:
Valuation loss on financial instruments, net	$835,079	$—
Provision for doubtful accounts	528,427	366,735
Unrealized foreign exchange loss	207,471	—
Loss carryforward	73,605	38,881
Estimated warranty liabilities	12,154	—
Valuation loss on inventory	11,232	—
Other	30,238	62,303

	1,698,206	467,919
Valuation allowance	(575,418)	(391,867)

	1,122,788	76,052
Deferred income tax liability:
Unrealized foreign exchange gain	—	(10,847)

Net deferred income tax assets	$1,122,788	$65,205

Noncurrent deferred income tax assets:
Accrued pension cost	$1,390,253	$756,501
Impairment loss	84,292	88,501
Loss carryforward	74,512	116,341
Loss on disposal of property, plant and equipment impairment loss	16,498	5,452
Other	3,802	7,060

	1,569,357	973,855
Valuation allowance	(35,269)	(86,794)

	$1,534,088	$887,061

c.	As of June 30, 2008, loss carryforward of CHIEF, Unigate, SHE, CIYP and LED are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
CHIEF	$28,261	$28,261	2008
	22,427	22,427	2009
	25,392	25,392	2010
	21,975	21,975	2011
	12,679	12,679	2012
	5,253	5,253	2013
Unigate	20	20	2012
	13	13	2013
SHE	6,529	5,752	2008
	1,972	1,972	2009
	6,262	6,262	2011
	1,152	1,152	2012
CIYP	38,561	15,192	2012
LED	1,767	1,767	2013

	$172,263	$148,117

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2008	2007
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$13,645,995	$9,746,573

CHIEF	$17,280	$17,167

Unigate	$595	$594

CIYP	$—	$—

SENAO	$334,678	$75,953

CHSI	$502

SHE	$67

LED	$256

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings were 31.37% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of June 30, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

The following entities’ income tax returns have been examined by tax authorities through 2005: Chunghwa, SENAO, CHIEF, Unigate, CHSI and SHE.

26.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2008

EPS was calculated as follows:
Basic earnings per share	$30,024,121	$23,230,513	9,557,777	$3.14	$2.43

SENAO’ stock-based compensation	(5,009)	(5,009)	—
Employee bonus	—	—	9,616

Diluted earnings per share	$30,019,112	$23,225,504	9,567,393	$3.14	$2.43

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,024,121	$23,230,513	11,608,363	$2.59	$2.00

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,019,112	$23,225,504	11,617,979	$2.58	$2.00

Six months ended June 30, 2007

EPS was calculated as follows:
Basic earnings per share	$30,965,675	$24,598,845	10,634,630	$2.91	$2.31

SENAO’ stock-based compensation	(11,334)	(11,334)	—

Diluted earnings per share	$30,954,341	$24,587,511	10,634,630	$2.91	$2.31

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,965,675	$24,598,845	12,685,216	$2.44	$1.94

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$30,954,341	$24,587,511	12,685,216	$2.44	$1.94

Chunghwa presumes that the bonuses to employees will be settled in shares and takes those shares into consideration when calculating the weighted average number of shares outstanding used in the calculation of diluted EPS. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the shareholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2008 and 2007 was due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. The Company contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $1,442,748 thousand ($1,375,664 thousand subject to defined benefit plan and $67,084 thousand subject to defined contribution plan) and $1,537,443 thousand ($1,503,178 thousand subject to defined benefit plan and $34,265 thousand subject to defined contributed plan) for the six months ended June 30, 2008 and 2007, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-accounted investee before Chunghwa has control over SENAO on April 12, 2007

Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition.

Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee before Chunghwa has control over SHE on January 2008

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition.

Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition.

(Continued)

Company	Relationship
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee

Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee

ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee

KingWay Technology Co., Ltd. (“KWT”)	Equity-accounted investee

Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Equity-accounted investee

Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI

Tai Zhong He	Former chairman of CHIEF, as a current member of the board of directors of CHIEF

Senao Networks, Inc. (“SNI”)	Equity-accounted investee of SENAO

SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Paul Lin	Vice chairman and general manager of SENAO

SENAO INTERNATIONAL MIAMI INC.(“SIM”)	Chairman of SIM is vice chairman and general manager of SENAO

SENORA TRADING COMPANY(“STC”)	Chairman of STC and SENAO’s is vice chairman and general manager are close relatives

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2008		2007
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
CHTG	$—	—	$16,349	59
Others	2,033	100	11,598	41

	$2,033	100	$27,947	100

2) Payables
Trade notes payable, accounts payable, and accrued expenses
TISE	$183,439	74	$127,719	31
ELTA	19,225	8	10,618	3
CHSI	—	—	117,545	28
CHTG	—	—	11,896	3
Others	4,911	1	13,324	3

	207,575	83	281,102	68

Payable to constructors
TISE	41,628	17	95,657	23
ELTA	—	—	14,494	4

	41,628	17	110,151	27

Amounts collected in trust for others
Others	—	—	3,289	—

	June 30
	2008		2007
	Amount	%	Amount	%
Other payables
Tai Zhong He	$—	—	$20,056	5
Paul Lin	—	—	50	—

	—	—	20,106	5

	$249,203	100	$414,648	100

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong He for this pledge was NT$20,056 thousand for the six months ended June 30, 2007. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%. CHIEF had paid NT$20,056 thousand to Tai, Zhong He in September 2007.

	Six Months Ended June 30
	2008		2007
	Amount	%	Amount	%
3) Revenues
SKYSOFT	$16,657	—	$—	—
SENAO	—	—	234,793	—
STC	—	—	59,272	—
CHTG	—	—	34,692	—
Others	12,730	—	47,442	—

	$29,387	—	$376,199	—

4) Operating costs and expenses
TISE	$285,372	1	$178,184	—
ELTA	189,232	—	12,130	—
SENAO	—	—	1,174,966	2
CHSI	—	—	152,232	—
CHTG	—	—	36,188	—
SIM	—	—	15,583	—
Others	5,635	—	895	—

	$480,239	1	$1,570,178	2

	June 30
	2008		2007
	Amount	%	Amount	%
5) Acquisitions of properties, plant and equipment
TISE	$205,065	2	$392,491	5
SNI	755	—	64	—
CHSI	—	—	127,520	1
CHTG	—	—	35,292	—

	$205,820	2	$555,367	6

Above transaction amount between the Company and SENAO was happened before the Company has control over SENAO on April 12, 2007. After the date, the amount are eliminated upon consolidation.

SENAO rent a building from Paul Lin for retail sales and service centers. The rent is paid monthly. The transaction terms, except of SENAO, SNI, STEF, STC, SIM and other payable to Tai, Zhong He and Paul Lin were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

29.	PLEDGED ASSETS

The assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by SENAO, CHIEF and SHE.

	June 30
	2008	2007
Property, plant and equipment, net	$342,604	$512,664
Leased assets, net	441,280	292,950
Restricted assets	11,397	1,525

	$795,281	$807,139

30.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2008, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $1,004,818 thousand.

b.	Acquisitions of telecommunications equipment of $18,891,818 thousand.

c.	Unused letters of credit of $2,276,870 thousand.

d.	Contracts to print billing, envelops and selling gifts of $190,220 thousand.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2008 (from July 1, 2008 to December 31, 2008)	$763,344
2009	1,305,414
2010	841,800
2011	532,827
2012 and thereafter	473,053

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government. For Piping Fund, Chunghwa understands that if the project is considered no longer be necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the fund upon dissolution of the fund.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd (the former Chunghwa Post Co., Ltd. directorate General of Postal service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

h.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court. The complaint alleged that Chunghwa infringed Giga Media’s R.O.C. Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damage of NT$500,000 thousand and interest calculated at 5% from the date the indictment was received by Chunghwa to the payment date. Chunghwa claims that its service technique is different from the nature of Giga Media’s patent and that it does not need to use Giga Media’s PPPoE technique for its services. Chunghwa has filed a statement of defense with the Taiwan Taipei District Court.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	June 30
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$95,346,400	$95,346,400	$82,369,585	$82,369,585
Financial assets at fair value through profit or loss	135,307	135,307	65,441	65,441
Available-for-sale financial assets	18,979,469	18,979,469	17,673,506	17,673,506
Held-to-maturity financial assets - current	644,935	644,935	50,672	50,672
Trade notes and accounts receivable, net	10,597,817	10,597,817	12,576,793	12,576,793
Receivable from related parties	2,033	2,033	27,947	27,947
Other current monetary assets	2,628,413	2,628,413	5,433,132	5,433,132
Restricted assets - current	2,865	2,865	1,525	1,525
Investments accounted for using equity method	1,992,999	2,142,170	1,839,920	2,001,169
Financial assets carried at cost	2,276,498	2,276,498	1,956,730	1,956,730
Held-to-maturity financial assets - noncurrent	763,852	763,852	243,222	243,222
Other noncurrent monetary assets	1,029,100	1,029,100	2,000,000	2,000,000
Refundable deposits	1,407,108	1,407,108	1,497,753	1,497,753
Restricted assets - noncurrent	8,532	8,532	—	—

(Continued)

	June 30
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Short-term loans	$75,000	$75,000	$240,000	$240,000
Financial liabilities at fair value through profit or loss	3,313,372	3,313,372	19,828	19,828
Trade notes and accounts payable	8,931,645	8,931,645	7,739,586	7,739,586
Payables from related parties	249,203	249,203	414,648	414,648
Accrued expenses	11,597,582	11,597,582	11,473,208	11,473,208
Dividend payable	41,198,650	41,198,650	34,750,513	34,750,513
Amounts collected in trust for others (included in “other current liabilities”)	2,599,044	2,599,044	2,833,716	2,833,716
Payables to employees’ bonuses and remuneration to directors and supervisors (included in “other current liabilities”)	1,394,077	1,394,077	1,300,059	1,300,059
Payables to equipment suppliers (included in “other current liabilities”)	1,366,748	1,366,748	1,413,142	1,413,142
Payables to constructors (included in “other current liabilities”)	1,025,968	1,025,968	408,002	408,002
Refundable customers’ deposits (included in “other current liabilities”)	955,192	955,192	959,830	959,830
Hedging derivative financial liabilities (included in “other current liabilities”)	5,263	5,263	—	—
Current portion of long-term loans	4,200	4,200	108,371	108,371
Long-term loans	33,640	33,640	492,045	492,045
Customers’ deposits	6,328,579	6,328,579	6,510,567	6,510,567

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3 and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2008	2007	2008	2007
Assets

Financial assets at fair value through profit or loss	$135,307	$65,441	$—	$—
Available-for-sale financial assets	18,979,469	17,673,506	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	2,861	—	—

Liabilities

Financial liabilities at fair value through profit or loss	38,765	19,828	3,274,607	—
Hedging derivative financial liabilities (classified as other current liabilities)	5,263	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the six months ended June 30, 2008 and 2007.

Outstanding forward exchange contracts for hedge as of June 30, 2008 and 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2008

Sell	USD/NTD	2008.09	US$	65,000

June 30, 2007

Sell	USD/NTD	2007.09	US$	15,000

As of June 30, 2008, the forward exchange contract was measured at fair value of $5,263 thousand (classified as other current liabilities) and $2,861 thousand (classified as other current monetary assets).

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074	$1,207,996 (Note 8)	31	$3,013,545	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,995,721 (Note 8)	100	2,995,721	Note 1
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000	876,867	49	953,059	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	781,034 (Note 8)	100	620,896	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760	578,926	40	752,450	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	415,145 (Note 8)	69	367,640	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	101,297 (Note 8)	100	101,297	Note 1
		Viettel-CHT Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	—	88,207	33	88,207	Note 1
		Skysoft Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	4,438	78,973	30	39,606	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	77,695 (Note 8)	100	69,678	Note 1
		KingWay Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,002	75,671	33	16,341	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	3,886	42,883	32	41,035	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	40,250 (Note 8)	56	25,908	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	15,393 (Note 8)	100	15,393	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 8)	100	—	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 8)	100	—	Note 3
		Taipei Financial Center	-	Financial assets carried at cost	288,211	1,789,530	12	1,434,472	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	-	Financial assets carried at cost	20,000	200,000	17	201,496	Note 2
		Global Mobile Corp.	-	Financial assets carried at cost	12,696	127,018	11	121,110	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		iD Branding Ventures	—	Financial assets carried at cost	7,500	$75,000	8	$78,548	Note 2
		RPTI International	—	Financial assets carried at cost	9,234	49,500	12	46,479	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	20,000	9	6,134	Note 2
		ACS ACTIVIDADES CONS Y SERV EUR0.50	—	Available-for-sale financial assets	4	6,650	—	6,177	Note 5
		ALLEANZA ASSICURAZIONI EUR0.5	—	Available-for-sale financial assets	19	7,591	—	6,288	Note 5
		ALPHA BANK A.E ORD SHS	—	Available-for-sale financial assets	7	7,472	—	6,543	Note 5
		ALSTOM EUR14 (POST- CONSOLIDATION)	—	Available-for-sale financial assets	1	3,307	—	7,075	Note 5
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	12	7,716	—	5,707	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,365	—	7,399	Note 5
		BASF SE Eur 1.28	—	Available-for-sale financial assets	3	6,615	—	6,772	Note 5
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	7,926	—	6,697	Note 5
		Daimler AG ORD NPV REGD	—	Available-for-sale financial assets	3	9,741	—	6,065	Note 5
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	2	5,383	—	5,905	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,331	—	6,597	Note 5
		ENI SPA EUR1	—	Available-for-sale financial assets	6	6,654	—	6,807	Note 5
		ERSTE BANK DER OST NPV	—	Available-for-sale financial assets	4	7,330	—	6,857	Note 5
		FRANCE TELECOM EUR4	—	Available-for-sale financial assets	7	7,953	—	6,564	Note 5
		FRESENIUS MEDICAL CARE AG & NPV	—	Available-for-sale financial assets	4	6,313	—	6,899	Note 5
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	3,460	—	7,337	Note 5
		GEMALTO EUR1	—	Available-for-sale financial assets	6	6,691	—	6,480	Note 5
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	8	6,748	—	6,446	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	7	7,243	—	6,883	Note 5
		KON KPV NV SHS	—	Available-for-sale financial assets	14	7,637	—	7,167	Note 5
		KONINKLIJKE AHOLD NV EUR0.30	—	Available-for-sale financial assets	16	7,194	—	6,466	Note 5
		M.A.N AG ORD	—	Available-for-sale financial assets	2	5,122	—	6,176	Note 5
		MAPFRE S.A.	—	Available-for-sale financial assets	45	6,687	—	6,617	Note 5
		MERCK KGAA NPV	—	Available-for-sale financial assets	2	7,619	—	7,454	Note 5
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,338	—	6,953	Note 5
		NATIONAL BANK OF GREECE EUR5.00 (REGD)	—	Available-for-sale financial assets	—	—	—	—	Note 5
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	9	7,587	—	6,572	Note 5
		OMV AG AKT	—	Available-for-sale financial assets	3	6,422	—	6,954	Note 5
		PPR eur4	—	Available-for-sale financial assets	2	6,526	—	6,447	Note 5
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,091	—	7,632	Note 5
		SALZGITTER AG ORD NPV	—	Available-for-sale financial assets	1	6,313	—	6,682	Note 5
		SANOFI-AVENTIS EUR2 ORD SHS	—	Available-for-sale financial assets	3	6,933	—	6,924	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,279	—	6,088	Note 5
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	6,931	—	7,198	Note 5
		UMICORE UMICORE	—	Available-for-sale financial assets	5	7,620	—	7,023	Note 5
		UNILEVER NV-CVA CVA EUR0.16	—	Available-for-sale financial assets	8	7,688	—	6,689	Note 5
		UNION FENOSA, S.A.	—	Available-for-sale financial assets	4	7,528	—	6,432	Note 5
		VALEO ACT	—	Available-for-sale financial assets	6	6,789	—	5,780	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,344	—	7,019	Note 5
		VIVENDI SA EUR5.50	—	Available-for-sale financial assets	6	7,279	—	6,931	Note 5
		VOESTALPINE AG NPV	—	Available-for-sale financial assets	3	6,820	—	7,058	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		AEGIS GROUP PLC GBP0.05	—	Available-for-sale financial assets	58	$4,431	—	$3,791	Note 5
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15	3,104	—	6,551	Note 5
		AVIVA PLC ORDINARY 25P SHARES	—	Available-for-sale financial assets	12	4,432	—	3,519	Note 5
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	13	5,089	—	2,375	Note 5
		BARCLAYS PLC- SUB SHRS (RIGHT)	—	Available-for-sale financial assets	3	137	—	17	Note 5
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,199	—	5,381	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,722	—	5,306	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	29	10,035	—	10,300	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,663	—	4,816	Note 5
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	26	5,127	—	5,929	Note 5
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	7	2,878	—	4,027	Note 5
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,502	—	3,539	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,512	—	2,059	Note 5
		ICAP PLC SHS	—	Available-for-sale financial assets	10	4,399	—	3,413	Note 5
		IMPERIAL TOBACCO GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,356	—	4,140	Note 5
		MAN GROUP PLC ORD USD0.03428571	—	Available-for-sale financial assets	12	4,365	—	4,523	Note 5
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,525	—	3,982	Note 5
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,194	—	3,285	Note 5
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,651	—	4,193	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,383	—	7,126	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,669	—	4,028	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,482	—	4,681	Note 5
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	8	2,820	—	4,688	Note 5
		UNITED UTILITIES PLC ORD GBP1	—	Available-for-sale financial assets	10	4,195	—	4,032	Note 5
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	3,894	—	4,986	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	58	5,779	—	5,220	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,479	—	4,508	Note 5
		ACOM CO LTD JPY50	—	Available-for-sale financial assets	4	3,414	—	4,065	Note 5
		BENESSE CORPORATION	—	Available-for-sale financial assets	3	3,444	—	3,351	Note 5
		CASIO COMPUTER CO LTD ORD	—	Available-for-sale financial assets	8	3,321	—	2,757	Note 5
		CENTRAL JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,503	—	3,715	Note 5
		DAIKIN INDUSTRIES LTD	—	Available-for-sale financial assets	2	2,509	—	3,713	Note 5
		EAST JAPAN RAILWAY CO NPV	—	Available-for-sale financial assets	—	3,626	—	3,746	Note 5
		FAMILYMART CO LTD FAMILYMART CO LTD	—	Available-for-sale financial assets	4	3,620	—	5,011	Note 5
		FANUC LTD	—	Available-for-sale financial assets	1	3,292	—	3,592	Note 5
		FAST RETAILING CO LTD NPV	—	Available-for-sale financial assets	2	3,297	—	4,356	Note 5
		FUJITSU LTD SHS	—	Available-for-sale financial assets	14	3,439	—	3,185	Note 5
		GLORY LTD NPV	—	Available-for-sale financial assets	4	2,390	—	3,137	Note 5
		HITACHI CONSTRUCTION MACHINE NPV	—	Available-for-sale financial assets	3	3,455	—	2,834	Note 5
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	2,187	—	3,481	Note 5
		KAJIMA CORPORATION KAJIMA CORPORATION	—	Available-for-sale financial assets	31	3,835	—	3,320	Note 5
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,281	—	3,166	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		KOBE STEEL LTD SHS	—	Available-for-sale financial assets	33	$3,248	—	$2,896	Note 5
		KONAMI CORP jpy50	—	Available-for-sale financial assets	3	3,250	—	2,999	Note 5
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,321	—	4,397	Note 5
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,122	—	4,097	Note 5
		MATSUSHITA ELECTRIC INDL CO	—	Available-for-sale financial assets	5	3,146	—	3,305	Note 5
		MINEBEA CO MINEBEA CO LTD	—	Available-for-sale financial assets	19	3,396	—	3,329	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,798	—	3,435	Note 5
		MITSUBISHI ELECTRIC CORP NPV	—	Available-for-sale financial assets	12	3,205	—	3,966	Note 5
		MITSUI & CO LTD ORD	—	Available-for-sale financial assets	6	3,792	—	4,062	Note 5
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	3,269	—	3,931	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,435	—	3,580	Note 5
		NIPPON ELECTRIC GLASS CO LTD	—	Available-for-sale financial assets	6	3,538	—	3,182	Note 5
		NIPPON OIL CORPORATION JPY50	—	Available-for-sale financial assets	15	3,707	—	3,087	Note 5
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,614	—	3,537	Note 5
		NSK LIMITED	—	Available-for-sale financial assets	13	3,900	—	3,486	Note 5
		ONO PHARMACEUTICAL CO LTD	—	Available-for-sale financial assets	2	3,495	—	3,377	Note 5
		SANKYO CO LTD, GUNMA	—	Available-for-sale financial assets	2	3,283	—	3,596	Note 5
		SHIONOGI & CO LTD	—	Available-for-sale financial assets	6	3,668	—	3,629	Note 5
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	4	2,687	—	2,806	Note 5
		T&D HOLDINGS INC NPV	—	Available-for-sale financial assets	2	3,224	—	3,770	Note 5
		TAISHO PHARMACEUTICAL CO LTD	—	Available-for-sale financial assets	5	3,149	—	2,842	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,131	—	4,068	Note 5
		TOPPAN PRINTING CO LTD NPV	—	Available-for-sale financial assets	10	3,410	—	3,375	Note 5
		TOYO SUISAN KAISHA LTD	—	Available-for-sale financial assets	5	3,265	—	3,464	Note 5
		WEST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,410	—	3,309	Note 5
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,010	—	5,629	Note 5
		ADOBE SYSTEMS INC COM USD0.0001	—	Available-for-sale financial assets	5	5,455	—	5,860	Note 5
		APACHE CORP COM	—	Available-for-sale financial assets	1	4,090	—	5,261	Note 5
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	2,642	—	5,311	Note 5
		APPLIED BIOSYSTEMS GROUP-APP COM APP BIOSYST GP USD0.01	—	Available-for-sale financial assets	5	4,810	—	5,081	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,244	—	6,211	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,408	—	4,997	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,192	—	5,808	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	3,881	—	6,039	Note 5
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,145	—	4,690	Note 5
		CORNING INC COM	—	Available-for-sale financial assets	6	4,695	—	3,996	Note 5
		CUMMINS INC COM	—	Available-for-sale financial assets	2	5,487	—	4,952	Note 5
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	4,920	—	4,804	Note 5
		DELL INC-T COM USD0.01	—	Available-for-sale financial assets	8	5,470	—	5,081	Note 5
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,103	—	5,953	Note 5
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	4,916	—	5,083	Note 5
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	4	5,956	—	4,758	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,091	—	5,515	Note 5
		GILEAD SCIENCES INC COM	— —	Available-for-sale financial assets	4	3,997	—	6,222	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		GOLDMAN SACHS GROUP INC COM USD0.01	—	Available-for-sale financial assets	1	$5,409	—	$5,150	Note 5
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	4,000	—	5,065	Note 5
		GRAINGER (W.W) INC COM	—	Available-for-sale financial assets	2	5,405	—	5,043	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,110	—	5,821	Note 5
		INTL BUSINESS MACHINES CORP COM USD0.20	—	Available-for-sale financial assets	1	4,276	—	5,141	Note 5
		ITT CORP	—	Available-for-sale financial assets	2	4,649	—	4,625	Note 5
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	5,852	—	5,886	Note 5
		JPMORGAN CHASE & CO COM USD1	—	Available-for-sale financial assets	4	5,334	—	4,045	Note 5
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,122	—	5,750	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	3,886	—	5,461	Note 5
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,160	—	4,748	Note 5
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	4,713	—	4,593	Note 5
		MOLSON COORS BREWING CO -B COM CLS’B’COM NON-V USD0.01	—	Available-for-sale financial assets	3	4,779	—	4,947	Note 5
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,032	—	5,565	Note 5
		NATIONAL SEMICONDUCTOR	—	Available-for-sale financial assets	8	5,450	—	5,159	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	2	2,825	—	5,316	Note 5
		NIKE INC -CL B CLASS’B’COM NPV	—	Available-for-sale financial assets	3	6,000	—	5,817	Note 5
		NORTHERN TR CORP COM	—	Available-for-sale financial assets	2	4,554	—	4,496	Note 5
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	3	5,842	—	4,012	Note 5
		OCCIDENTAL PETROLEUM CORP COM USD0.20	—	Available-for-sale financial assets	2	4,516	—	6,260	Note 5
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	5,829	—	5,106	Note 5
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,223	—	4,964	Note 5
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	4,382	—	5,206	Note 5
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	4	5,015	—	5,984	Note 5
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,019	—	5,152	Note 5
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	4,791	—	4,100	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,146	—	4,359	Note 5
		STATE STR CORP COM	—	Available-for-sale financial assets	3	5,924	—	4,986	Note 5
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,248	—	5,540	Note 5
		TIFFANY & CO COM	—	Available-for-sale financial assets	4	5,439	—	5,233	Note 5
		XTO ENERGY CORP COM	—	Available-for-sale financial assets	3	5,421	—	5,469	Note 5

		Beneficiary certificates (mutual fund)
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	114,000	Note 5
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	25,855	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	96,600	Note 5
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	13,740	Note 4
		PCA Well Pool Fund	—	Available-for-sale financial assets	78,403	1,000,000	—	1,006,084	Note 4
		IBT Ta Chong Bond Fund	—	Available-for-sale financial assets	75,393	1,000,000	—	1,006,522	Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	35,148	500,000	—	503,026	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	85,334	1,000,000	—	1,005,726	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Polaris De-Li Fund	—	Available-for-sale financial assets	65,222	$1,000,000	—	$1,006,411	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,018	125,084	—	94,368	Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	7,174	100,000	—	96,627	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	45,303	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	238,689	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	243,461	Note 4
		Capital Stable Value Fund	—	Available-for-sale financial assets	7,867	100,000	—	86,693	Note 4
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	184,742	Note 4
		SinoPac Trend Fund	—	Available-for-sale financial assets	2,400	54,541	—	48,303	Note 4
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	90,146	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	91,828	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	81,988	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	10,906	150,000	—	145,264	Note 4
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	45,273	Note 4
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	30,986	Note 4
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	27,840	Note 4
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	30,168	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	322,530	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	195,179	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	170,718	Note 4
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	14,878	227,612	—	189,399	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	124,837	Note 4
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	84,036	Note 4
		Prudential Financial Global Selection Fund	—	Available-for-sale financial assets	1,796	27,245	—	22,881	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	18,156	200,000	—	194,271	Note 4
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	187,215	Note 4
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	11,165	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	761,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	860,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	840,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	857,000	Note 4
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	858	532,846	—	549,733	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	995	389,718	—	338,305	Note 4
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	183,691	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	121,128	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,203	549,572	—	521,668	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	65,760	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,202	470,731	—	503,347	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	92	521,290	—	499,232	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	497,479	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	282,013	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	223,781	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	141,982	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Fidelity Fds America	—	Available-for-sale financial assets	937	$163,960	—	$134,199	Note 4
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	144,324	Note 4
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	116,801	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192	162,900	—	136,027	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	162,095	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860	549,185	—	545,239	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	346	201,570	—	175,423	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303	273,765	—	248,619	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	152,456	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	166,462	Note 4
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	575,795	—	630,234	Note 4
		China Development Industrial B	—	Held-to-maturity financial assets	—	99,676	—	99,676	Note 7
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	—	Held-to-maturity financial assets	—	500,000	—	500,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	—	Held-to-maturity financial assets	—	59,111	—	59,111	Note 7
1	Senao International Co., Ltd.	IBT 1699 Bond Fund	—	Available-for-sale financial assets	11,805	150,000	—	150,000	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	12,727	150,000	—	150,000	Note 4
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721	251,294	47	251,294	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9.41	12,670	Note 2
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,953 (Note 8)	100	1,953	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	—	1,114 (Note 8)	100	1,114	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,271	Note 2
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	70	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2008							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	$ (US$	15,382 507 (Note 8	) )	100	$ (US$	15,382 507)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000		—		14,332	Note 4
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000		—		9,456	Note 4
		Mega Diamond Bond	—	Available-for-sale financial assets	4,405		50,004		—		51,916	Note 4
		SinoPac Bond	—	Available-for-sale financial assets	2,086		27,544		—		27,570	Note 4
		JS Small Cap	—	Available-for-sale financial assets	426		7,541		—		4,342	Note 4
		Cathy Global Money Market Fund	—	Available-for-sale financial assets	485		5,000		—		5,009	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000		—		13,348	Note 4
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000		—		18,362	Note 4
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2		9,871		—		8,705	Note 4
		Taiwan Goal Co., Ltd.	—	Other noncurrent monetary assets	3,000		29,100		38		29,100	Note 2
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	(US$	15,378 507 (Note 8	) )	100	(US$	15,378 507)	Note 1
6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	—		178		49		178	Note 1
		The Rsit Enhanced Bond Fund	—	Available-for-sale financial assets	1,515		17,000		—		17,109	Note 4

Note 1:	The net asset values of investees were based on audited financial statements.

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on June 30, 2008.

Note 5:	Market value was based on the closing price of June 30, 2008.

Note 6:	Showing at their original carrying amounts without the adjustments of fair values.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	The amount are eliminated upon consolidation.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,995,721 (Notes 2 and 3)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Siemens Telecommunication Systems	Financial assets carried at cost	—	—	75	5,250	—	—	75	314,055	5,250	308,805	—	—
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—

		Beneficiary certificates (mutual fund)
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	8,000	102,960	122,388	(19,428)	14,878	227,612
		Fuh-Hwa Home Run Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		JP Morgan Global Balance Fund	Available-for-sale financial assets	—	—	—	—	7,174	100,000	—	—	—	—	7,174	100,000
		Fuh-Hwa Total Income Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	9,872	102,960	100,000	2,960	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	18,156	200,000	—	—	—	—	18,156	200,000
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	78,403	1,000,000	—	—	—	—	78,403	1,000,000
		IBT Securities Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	—	—	—	—	75,393	1,000,000
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	35,148	500,000	—	—	—	—	35,148	500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	—	—	—	—	85,334	1,000,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	65,222	1,000,000	—	—	—	—	65,222	1,000,000
		Permal Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	7	264,095	—	—	7	247,956	264,095	(16,139)	—	—
		GAM Diversity - USD Open	Available-for-sale financial assets	—	—	10	262,293	—	—	10	234,297	262,293	(27,996)	—	—
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
		Bond 2008-A issued	Held-to-maturity financial assets	—	—	—	—	—	300,000	—	—	—	—	—	300,000

1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	23,894	250,843	250,000	843	—	—
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	18,451	290,000	18,451	290,381	290,000	381	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000	17,473	250,320	250,000	320	—	—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	6,702	100,000	6,702	100,266	100,000	266	—	—
		IBT 1699 Bond Fund	Available-for-sale financial assets	—	—	—	—	11,805	150,000	—	—	—	—	11,805	150,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	12,727	150,000	—	—	—	—	12,727	150,000

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.

Note 2:	The amount were less equity in losses of equity investees $4,279 thousand.

Note 3:	The amount are eliminated upon consolidation.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	—	—	—	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain (Loss)		Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land	2008.6.25	Acquired during April 2000	$703,125	$1,820,880	Received in July 2008 completely	$1,117,755 (Note	)	Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—

Note:	The amount are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/ Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,093,469 (Notes 3 and 7)	1	30 days	(Note 2)	(Note 2)	$273,901 (Note 7)		3
				Purchase	3,350,546 (Notes 4 and 7)	6	30-90 days	(Note 2)	(Note 2)	(727,653 (Note 7	) )	8
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	165,465 (Notes 5 and 7)	—	30 days	—	—	(197,902 (Notes 6 and 7	) )	2
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	101,364 (Note 7)	—	30 days	(Note 2)	(Note 2)	(16,216 (Note 7	) )	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	285,372	—	30 days	—	—	(183,439)		2
		ELTA Technology Co., Ltd.	Equity-accounted investee	Purchase	189,232	—	30 days	—	—	(19,225)		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,351,191 (Notes 4 and 7)	30	30-90 days	(Note 2)	(Note 2)	727,653 (Note 7)		43
				Purchase	1,073,600 (Notes 3 and 7)	11	30 days	(Note 2)	(Note 2)	(273,901 (Note 7	) )	(14)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	538,131 (Notes 5 and 7)	93	30-90 days	—	—	243,308 (Notes 6 and 7)		96

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	101,364 (Note 7)	44	30 days	(Note 2)	(Note 2)	16,216 (Note 7)		45

Note 1:	Excluding payment and receipts on behalf of other.

Note 2:	Transaction prices was determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment and operating expenses.

Note 5:	The difference was because Chunghwa classified the amount as inventories, property, plant and equipment and intangible assets.

Note 6:	The difference was because Chunghwa classified as payables to constructors.

Note 7:	The amount are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance		Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
							Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$273,901 (Note	)	10.15	$—	—	$273,901	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,051,053 (Note	)	10.54	—	—	990,331	—
2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	243,308 (Note	)	3.67	—	—	178,279	—

Note:	The amount are eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2008				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		$1,065,813		$1,065,813	71,074	31		$1,207,996 (Note 4)		$549,700		$152,813 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services		3,000,000		—	300,000	100		2,995,721 (Note 4)		(4,279)		(4,279) (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000		980,000	98,000	49		876,867		(69,884)		(35,374)	Equity-accounted investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506		838,506	60,000	100		781,034 (Note 4)		17,042		(3,949) (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		578,926		129,424		64,848	Equity-accounted investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165		482,165	37,942	69		415,145 (Note 4)		(13,930)		(8,598) (Note 4)	Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		150,000	15,000	100		101,297 (Note 4)		70,041		70,041 (Note 4)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services		91,239		—	—	33		88,207		217		73	Equity-accounted investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services		67,025		67,025	4,438	30		78,973		30,211		9,062	Equity-accounted investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers		70,429		70,429	6,000	100		77,695 (Note 4)		8,577		8,577 (Note 4)	Subsidiary
		King Way Technology Co., Ltd.	Taipei	Publishing books, data processing and software services		71,770		—	1,002	33		75,671		18,926		3,901	Equity-accounted investee
		ELTA Technology Co., Ltd.	Taipei	Professional on-line and mobile value-added content aggregative services		44,223		44,223	3,886	32		42,883		12,739		(1,538)	Equity-accounted investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development		62,209		22,409	5,996	56		40,250 (Note 5)		3,741		1,601 (Note 5)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		11,430		11,430	4,590	100		15,393 (Note 4)		991		991 (Note 4)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Notes 3 and 4)		—		— (Notes 3 and 4)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Notes 3 and 4)		—		— (Notes 3 and 4)	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		206,190		206,190	14,721	47		251,294		44,275		15,249	Equity-accounted investee

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring		2,000		2,000	200	100		1,953 (Note 4)		(15)		(15) (Note 4)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service		1,678		1,678	—	100		1,114 (Note 4)		(12)		(12) (Note 4)	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	6,489 200)	500	100	(US$	15,382 507) (Note 4)	(US$	(602) (19) )	(US$	(602) (19)) (Note 4)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2008				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	$ (US$	6,489 200)	500	100	$ (US$	15,378 507) (Note 4)	$ (US$	(601) (19))	$ (US$	(601) (19)) (Note 4)	Subsidiary

6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Taipei	Business of books		185		185	—	49		178		(6)		(3)	Equity-accounted investee

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees was included amortization between the investment cost and net value and unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The amount are eliminated upon consolidation.

Note 5:	The transaction which are happened after Chunghwa has control over SHE on January 17, 2008 are eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2008		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Notes 2 and 4)			Carrying Value as of June 30, 2008 (Note 4)		Accumulated Inward Remittance of Earnings as of June 30, 2008
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	6,489 200)	$ (US$	9,690 300)	$—	$ (US$	16,179 500)	100%	$ (US$	(601 (19	) ))	$ (US$	15,378 507)	$—

Accumulated Investment in Mainland China as of June 30, 2008	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 (US$500)	$16,179 (US$500)	$248,358 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount are eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amount in Thousands of New Taiwan Dollars)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$19,524	—	—
					Accounts payable	17,024	—	—
					Payment of receipts under custody	602	—	—
					Revenues	99,869	—	—
					Operating cost and expenses	79,872	—	—
			Unigate Telecom Inc.	1	Accounts receivable	58	—	—
					Revenues	327	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	12,724	—	—
					Accounts payable	16,216	—	—
					Payment of receipts under custody	2,595	—	—
					Revenues	13,400	—	—
					Operating cost and expenses	101,364	—	—
			Senao International Co., Ltd.	1	Accounts receivable	273,901	—	—
					Accounts payable	727,653	—	—
					Payment of receipts under custody	323,400	—	—
					Revenues	1,093,469	—	1
					Operating cost and expenses	3,350,546	—	3
					Office supplies	179	—	—
					Work in process	238	—	—
					Property, plant and equipment	257	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts payable	197,902	—	—
					Payables to constructors	45,406	—	—
					Revenues	2,494	—	—
					Other income	418	—	—
					Operating cost and expenses	165,465	—	—
					Inventory	46,796	—	—
					Property, plant and equipment	324,994	—	—
					Intangible assets	3,258	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	67,594	—	—
					Accounts payable	18,128	—	—
					Payment of receipts under custody	8,683	—	—
					Revenues	90,048	—	—
					Other income	77	—	—
					Operating cost and expenses	28,609	—	—
					Property, plant and equipment	37,022	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Donghwa Telecom Co., Ltd.	1	Operating cost and expenses	$38,063	—	—
		Spring House Entertainment Inc.	1	Accounts receivable	1,813	—	—
				Revenues	896	—	—
				Operating cost and expenses	15,336	—	—
		Light Era Development Co., Ltd.	1	Accounts receivable	91,134	—	—
				Unearned revenue	80,677	—	—
				Payment of receipts under custody	74,962	—	—
				Revenues	3,141	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,051,053	—	—
				Accounts payable	273,901	—	—
				Revenues	3,351,191	—	3
				Other income	29	—	—
				Operating cost and expenses	1,093,469	—	1
		Chunghwa International Yellow Pages Co., Ltd.	3	Accounts payable	661	—	—
				Other income	1	—	—
				Operating cost and expenses	1,780	—	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	17,626	—	—
				Accounts payable	19,524	—	—
				Revenues	79,872	—	—
				Operating cost and expenses	99,869	—	—
		Unigate Telecom Inc.	3	Estimated accounts payable	145	—	—
				Other income	17	—	—
				Operating cost	2,137	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	243,308	—	—
				Payment of receipts under custody	2,312	—	—
				Revenues	538,131	—	1
				Other income	70	—	—
				Operating cost and expenses	2,912	—	—
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	26,811	—	—
				Accounts payable	67,594	—	—
				Revenues	65,631	—	—
				Operating cost and expenses	90,125	—	—
6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	1,813	—	—
				Revenues	15,336	—	—
				Operating cost and expenses	896	—	—
7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	58	—	—
				Operating cost and expenses	327	—	—
		CHIEF Telecom Inc.	3	Estimated accounts receivable	145	—	—
				Revenues	2,137	—	—
				Operating expenses	17	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$18,811	—	—
					Accounts payable	12,724	—	—
					Revenues	101,364	—	—
					Operating cost and expenses	13,400	—	—
			Senao International Co., Ltd.	3	Accounts receivable	661	—	—
					Revenues	1,780
					Other income	1	—	—
	9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Revenues	38,063	—	—
	10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	155,639	—	—
					Accounts payable	91,134
					Operating cost and expenses	3,141	—	—
2007	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	17,449	—	—
					Revenues	80,938	—	—
					Operating costs	20,207	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	3,159	—	—
					Revenues	3,051	—	—
					Operating costs	94	—	—
			Senao International Co., Ltd.	1	Accounts receivable	214,071	—	—
					Accounts payable	897,928	—	—
					Payment of receipts under custody	439,583	—	—
					Revenues	50,800	—	—
					Operation expenses	972,425	—	1
	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,337,511	—	—
					Accounts payable	214,071	—	—
					Revenues	972,425	—	1
					Operating costs	34,094	—	—
					Operation expenses	16,706	—	—
	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	17,449	—	—
					Revenues	20,207	—	—
					Operating costs	80,678	—	—
					Operation expenses	260	—	—
			Unigate Telecom Inc.	3	Accounts payable	920	—	—
					Estimated accounts payable	214	—	—
					Operating costs	2,757	—	—
	7	Unigate Telecom Inc.	CHIEF Telecom Inc.	3	Accounts receivable	1,134	—	—
					Revenues	2,757	—	—
	8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	3,159	—	—
					Revenues	94	—	—
					Operating costs	3,051	—	—

(Continued)

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2008, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2008.

Note 5:	The amount are eliminated upon consolidation.

(Concluded)

Chunghwa Telecom Co., Ltd. and Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Six Months Ended June 30, 2007 and 2008

1.	UNAUDITED GAAP RECONCILIATIONS OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008 (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the audited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 6-K furnished with the Securities and Exchange Commission of the United States (the “SEC”) on April 25, 2008 (File No. 001-31731). Certain additional adjustments impacting the reconciliation but not included in the SEC Form 6-K referenced above have been included in the notes to the reconciliation below.

1)	Net Income Reconciliation

	June 30
	2007	2008
	NT$	NT$
Consolidated net income under ROC GAAP	$24,706	$23,622
Net income attributable to minority interests under ROC GAAP	(107)	(391)

Net income attributable to stockholders of the parent under ROC GAAP	24,599	23,231

Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	227	8
2. Adjustments for depreciation expenses	185	166
b. 10% tax on unappropriated earnings	1,783	2,248
c. Employee bonuses and remuneration to directors and supervisors (Note 1)	(885)	(3,993)
d. Revenues recognized from deferred income of prepaid phone cards	62	377
e. Revenues recognized from deferred one-time connection fees	717	959
f. Share-based compensation (Note 2)	(7)	(12)
g. Benefit pension plan	1	—
i. Income tax effect of US GAAP adjustments	(255)	(479)
Others	(79)	(16)
Minorityinterest effect of US GAAP adjustments	53	188

Net adjustments	1,802	(554)

Net income under US GAAP	$26,401	$22,677

US GAAP earnings per common share:
Basic(in dollars)	$2.73	$2.37

Diluted(in dollars)	$2.73	$2.37

Weighted-average number of common shares outstanding (in 1,000 shares)	$9,667,845	$9,557,777

US GAAP earnings per pro forma equivalent ADSs
Basic(in dollars)	$27.31	$23.73

Diluted(in dollars)	$27.30	$23.72

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)	$966,784	$955,777

2)	Stockholders’ Equity Reconciliation

	June 30
	2007	2008
	NT$	NT$
Stockholders’ equity
Equity attributable to stockholders of the parent based on ROC GAAP	$388,965	$374,986
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	3,596	3,819
3. Adjustments of revaluation of land	(5,823)	(5,818)
b. 10% tax on unappropriated earnings	(2,158)	(2,090)
c. Employee bonuses and remuneration to directors and supervisors	(580)	—
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	517	1,504
e. Revenue recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	9,042	12,197
f. Share-based compensation
1. Capital surplus reduction	15,669	15,673
2. Adjustment on retained earnings	(15,669)	(15,673)
g. 1 Accrual for accumulative other comprehensive income under US SFAS No.158 - deferred pension loss	(349)	(26)
2. Accrued pension cost	104	27
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)
i. Income tax effect of US GAAP adjustments	7,809	6,484
Others	245	211
Minority interest effect of US GAAP adjustments	56	55

Net adjustments	(76,877)	(72,973)

Stockholders’ equity under US GAAP	$312,088	$302,013

3)	Cash Flows Differences

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customer deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95.

Note 1:	In March 2007, the Accounting Research and Development Foundation (“ARDF”) in the R.O.C. issued Interpretation 96-052 for the fiscal year beginning after January 1, 2008. From that date, the accounting treatment under ROC GAAP is as follows:

(1)	Nature - employees bonuses and remuneration of directors and supervisors are treated as an expense rather than an appropriation of earnings.

(2)	Measurement and recognition - such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of CHT. If the amounts initially accrued are significantly different from the amounts proposed subsequently by the board of directors in the following year, the difference needs to be retroactively adjusted. Otherwise, any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If such bonuses and remuneration are in the form of shares, compensation expenses remains the same but the units of shares are determined by divided by the fair value of the day prior to the shareholders’ meeting in the following year.

Note 2:	In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which require companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Note 3:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Gains (losses) on disposal of property, plant and equipment:

- Under ROC GAAP: Such amount is recorded as non-operating income (expense).

- Under US GAAP: Such amount is recorded as cost of revenues

(2)	Valuation loss on inventory:

- Under ROC GAAP: Such amount is recorded as non-operating expense.

- Under US GAAP: Such amount is recorded as cost of revenues

(3)	Under US GAAP the minority interest in the income of subsidiaries is deducted in arriving at net income whereas under ROC GAAP the minority interest forms part of stockholders’ funds.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS No. 141(R)’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS No. 141(R) requires to measure the noncontrolling interest in the acquire at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year. Earlier adoption is prohibited. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The effective date of SFAS No. 160 is the same as that of the related SFAS No. 141(R) Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company’s consolidated results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133”, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is assessing the impact of the adoption of this standard.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 is effective 60 days following the SEC’s approval of the PCAOB amendment to AU Section 411. There is no impact to the Company.

In February 2008, the FASB issued FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (“FSP 157-2”). FSP 157-2 delays the effective date of FAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is accessing the impact of the adoption of this statement.

In April 2008, the FASB issued FSP FAS 142-3 Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”) which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. While the guidance on determining the useful life of a recognized intangible asset must be applied prospectively only to intangible assets acquired after the FSP’s effective date, the disclosure requirements of the FSP must be applied prospectively to all intangible assets recognized as of, and after, the FSP FAS 142-3’s effective date. Early adoption is prohibited. The Company is assessing the impact of the adoption of this statement.